SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	Resolutions of the Thirteenth Meeting of the Eighth Session of the Board of Directors;

99.2	2016 Interim Results Announcement for the Six Months Ended June 30, 2016; and

99.3	Announcement on Continuing Connected Transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED
Date: August 24, 2016
	By:	/s/ Wang Zhiqing

	Name:	Wang Zhiqing

	Title:	President

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Resolutions of the Thirteenth Meeting of the Eighth Session

of the Board of Directors

The Company and all members of the board of directors warrant that the information contained in this announcement is truthful, accurate and complete, and jointly accept full responsibility for any false representations or misleading statements contained in, or material omissions from, this announcement.

The notice convening the thirteenth meeting (the “Meeting”) of the eighth session of the board of directors (the “Board”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) was sent to all directors of the Company (the “Directors”) on 9 August 2016 by facsimile transmission and mail. The Meeting was held at 9:30 am on 23 August 2016 at No. 8 conference room of the Company’s main building. The convening of the Meeting complied with the Company Law of the People’s Republic of China and the Articles of Association of Sinopec Shanghai Petrochemical Company Limited. Mr. Wang Zhiqing, Chairman of the Company, presided over the Meeting. The Board considered and approved the following resolutions:

Resolution 1 The 2016 interim report (both the full report and its summary) was considered and approved for publication with 12 votes in favor, 0 vote against and 0 abstention. The Chairman and the Secretary to the Board were authorized to submit relevant information of the 2016 interim report to China Securities Regulatory Commission (“CSRC”), Shanghai Stock Exchange, Hong Kong Stock Exchange, U.S. Securities and Exchange Commission and New York Stock Exchange, in accordance with applicable regulations.

Resolution 2 In view of the Company’s current situation, it was considered and approved that no interim dividends would be distributed with 12 votes in favor, 0 vote against and 0 abstention.

Resolution 3 The establishment of an independent board committee was approved with 7 votes in favor, 0 vote against and 0 abstention. The independent board committee consists of Mr. Cai Tingji, Mr. Zhang Yimin, Mr. Du Weifeng and Mr. Liu Yunhong.

Resolution 4 The appointment of Shenwan Hongyuan Capital (H.K.) Limited as the independent financial adviser to the independent board committee was considered, approved, confirmed and ratified with 7 votes in favor, 0 vote against and 0 abstention.

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Resolution 5 The “Mutual Product Supply and Sale Services Framework Agreement” (2017-2019) and the continuing connected transactions contemplated thereunder, and the annual caps on the relevant continuing connected transactions (i.e. the connected transactions in the ordinary course of business, same hereinafter) for the years ending 31 December 2017, 2018 and 2019 were considered, and the independent non-executive directors have expressly given their opinion of consent, and were approved with 7 votes in favor, 0 vote against and 0 abstention. It was further resolved to propose in a general meeting to approve and confirm generally and unconditionally that all Directors be and are authorized to take actions necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the “Mutual Product Supply and Sale Services Framework Agreement” (2017-2019), and to make changes thereto which may in his or her opinion be necessary or desirable.

Resolution 6 The “Comprehensive Services Framework Agreement” (2017-2019) and the continuing connected transactions contemplated thereunder, and the annual caps on the relevant continuing connected transactions (i.e. the connected transactions in the ordinary course of business, same hereinafter) for the years ending 31 December 2017, 2018 and 2019 were considered, and the independent non-executive directors have expressly given their opinion of consent, and were approved with 7 votes in favor, 0 vote against and 0 abstention. It was further resolved to propose in a general meeting to approve and confirm generally and unconditionally that all Directors be and are authorized to take actions necessary or desirable to implement and give effect to any of the matters relating to, or incidental to, the “Comprehensive Services Framework Agreement”, and to make changes thereto which may in his or her opinion be necessary or desirable.

Resolution 7 The opinion regarding “the Renewed Framework Agreements and the continuing connected transactions contemplated thereunder as well as the proposed annual caps applicable thereto are fair and reasonable, on normal commercial terms and are entered into in the usual and ordinary course of business and that the continuing connected transactions are in the interests of the Company and its shareholders as a whole”, was considered and approved with 7 votes in favor, 0 vote against and 0 abstention. The independent non-executive Directors have expressly agreed to the opinion.

Resolution 8 The content of the announcement on the continuing connected transactions and the draft of the circular to H shares shareholders, was considered and approved with 7 votes in favor, 0 vote against and 0 abstention. Chairman Mr. Wang Zhiqing was authorized to make amendments to the announcement on the continuing connected transactions and the draft of the circular to H shares shareholders as he deems fit. The dispatch of the circular to H shares shareholders on or around 2 September was approved.

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Resolution 9 The convening of the first extraordinary general meeting for 2016 of the Company at North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai on 18 October 2016 at 14:00 was considered and approved with 12 votes in favor, 0 vote against and 0 abstention. Mr. Zhang Jianbo, the Secretary to the Board was authorized to issue the notice of the first extraordinary general meeting for 2016 in accordance with the relevant regulations in due course.

In accordance with the relevant listing rules, Directors who have interests with the related party shall abstain from voting when the relevant matter is being voted by the Board. Therefore, interested Directors namely, Mr. Wang Zhiqing, Mr. Wu Haijun, Mr. Ye Guohua, Mr. Lei Dianwu, and Mr. Mo Zhenglin, did not vote in respect of the resolutions relating to the continuing connected transactions (Resolutions 3 to 8).

The aforementioned Resolutions 5 and 6 will be submitted to the 2016 first extraordinary general meeting of the Company for consideration and approval.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, PRC, 23 August 2016

As at the date of this announcement, the executive Directors are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive Directors are Lei Dianwu and Mo Zhenglin, and the independent non-executive Directors are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.

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Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

2016 Interim Results Announcement

For the Six Months Ended 30 June 2016

1.	IMPORTANT MESSAGE

1.1	This interim report summary of Sinopec Shanghai Petrochemical Company Limited (the “Company”) for the six months ended 30 June 2016 (the “Reporting Period”) is extracted from the full text of the 2016 interim report. For detailed content, investors are advised to read the full text of the 2016 interim report which is published on the websites of Shanghai Stock Exchange or other designated website of China Securities Regulatory Commission (“CSRC”), Hong Kong Exchange and Clearing Limited and the Company.

1.2	Corporate Information

A Shares:	Stock Exchange Listing	Shanghai Stock Exchange
	Stock Abbreviation	SHANGHAI PECHEM
	Stock Code	600688

H Shares:	Stock Exchange Listing	The Stock Exchange of Hong Kong Limited (“Hong Kong Stock Exchange”)
	Stock Abbreviation	SHANGHAI PECHEM
	Stock Code	00338

ADR:	Stock Exchange Listing	New York Stock Exchange
	Stock Code	SHI

	Secretary to the Board	Securities Affairs Representative

Name	Zhang Jianbo	Wu Yuhong
Correspondence Address	48 Jinyi Road, Jinshan District, Shanghai, the People’s Republic of China (the “PRC”) Postal Code: 200540
Telephone	8621-57943143	8621-57933728
Fax	8621-57940050	8621-57940050
E-mail	zhangjb@spc.com.cn	wuyh@spc.com.cn

2.	MAJOR FINANCIAL DATA AND SHAREHOLDERS STATUS

2.1	Major Financial Data

Prepared under the People’ s Republic of China (“China”) Accounting Standards for Business Enterprises (“CAS”)

2.1	Major Accounting Data

			Unit: RMB’000

Major Accounting Data	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)

Revenue	36,993,191	42,152,450	–12.24
Net profit attributable to equity shareholders of the Company	3,096,675	1,731,166	78.88
Net profit attributable to equity shareholders of the Company excluding non-recurring items	3,117,585	1,736,231	79.56
Net cash generated from operating activities	4,645,024	1,924,239	141.40

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)

Net assets attributable to equity shareholders of the Company	21,906,328	19,838,862	10.42
Total assets	31,924,949	28,022,171	13.93

2.1.2	Major Financial Indicators

Major financial indicators	The Reporting Period (January to June)	Corresponding period of the previous year	Increase/decrease as compared to the corresponding period of the previous year (%)

Basic earnings per share (RMB/Share)	0.287	0.160	79.38
Diluted earnings per share (RMB/Share)	0.287	0.160	79.38
Basic earnings per share excluding non-recurring items (RMB/Share)	0.289	0.161	79.50
Return on net assets (weighted average) (%)*	14.465	9.918	Increased by 4.547 percentage points
Return on net assets excluding non-recurring items (weighted average) (%)*	14.555	9.947	Increased by 4.608 percentage points

*	The above-mentioned net assets do not include minority shareholders’ interests.

2.1.3	Non-recurring Items and Amount

Unit: RMB’000

Non-recurring items	Amount

Net loss from disposal of non-current assets	–23,977
Employee reduction expenses	–4,647
Government grants recorded in profit and loss (excluding government grants closely related to corporate business pursuant to the State’s unified standard on quota and amount entitlements)	14,280
Income from external entrusted loans	1,002
Other non-operating income and expenses other than those mentioned above	–13,993
Income tax effect	6,853
Effect attributable to non-controlling interests	–428

Total	–20,910

2.1.4	Differences between Interim Financial Report Prepared under CAS and International Financial Reporting Standards (“IFRS”)

				Unit: RMB’000

	Net profit attributable to equity shareholders of the Company		Total equity attributable to equity shareholders of the Company
	The Reporting Period	Corresponding period of the previous year	At the end of the Reporting Period	At the beginning of the Reporting Period

Prepared under CAS	3,096,675	1,731,166	21,906,328	19,838,862
Prepared under IFRS	3,148,609	1,770,880	21,877,241	19,797,282

For a detailed description of the differences, please refer to the Supplementary Information of the interim financial statements prepared under CAS.

2.2	Shareholding of the Top Ten Shareholders at the end of the Reporting Period

Total number of shareholders at the end of the Reporting Period	144,417

Unit: Shares

Shareholding of the top ten shareholders

		Increase/ decrease of number of shares during the Reporting Period	Number of shares held at the end of the Reporting Period	Percentage of total shareholding (%)	Number of trading restricted shares held	Status of pledged/frozen shares

Name of Shareholder (full name)	Class of shares					Status of shares	Number of shares	Nature of shareholders

China Petroleum & Chemical Corporation	A Shares	0	5,460,000,000	50.56	4,380,000,000	Nil	—	State-owned enterprise legal person

HKSCC (Nominees) Limited	H Shares	1,096,000	3,454,462,321	31.99	0	Unknown	—	Foreign legal person

China Securities Finance Corporation Limited	A Shares	–6,873,533	287,911,746	2.67	0	Unknown	—	Others

Central Huijing Investment Ltd.	A Shares	0	67,655,800	0.63	0	Unknown	—	Others

NSSF Combination 414	A Shares	Unknown	24,999,948	0.23	0	Unknown	—	Others

Shanghai Kangli Industry and Trade Co., Ltd	A Shares	510,000	21,925,300	0.20	0	Unknown	—	Others

Bank of China Limited-China New Economy Flexible Allocation Securities Investment Fund	A Shares	Unknown	19,645,656	0.18	0	Unknown	—	Others

Agricultural Bank of China Limited-BOCOM Schroder Growth Mixed Securities Investment Fund	A Shares	Unknown	12,467,300	0.12	0	Unknown	—	Others

China Life Insurance Company Limited-Dividend-Individual-Dividend-005L-FH002 Shanghai	A Shares	Unknown	12,016,700	0.11	0	Unknown	—	Others

Beijing Fengshan Investment Ltd	A Shares	Unknown	10,994,720	0.10	0	Unknown	—	Others

Top ten shareholders of shares in circulation (without trading restrictions)

			Unit: Shares

Name of shareholder	Number of circulating shares (without trading restrictions) held	Class of shares	Types of shares

HKSCC (Nominees) Limited	3,454,462,321	H Shares	Overseas listed foreign shares

China Petroleum & Chemical Corporation	1,080,000,000	A Shares	RMB-denominated ordinary shares

China Securities Finance Corporation Limited	287,911,746	A Shares	RMB-denominated ordinary shares

Central Huijin Investment Ltd.	67,655,800	A Shares	RMB-denominated ordinary shares

NSSF Combination 414	24,999,948	A Shares	RMB-denominated ordinary shares

Shanghai Kangli Industry and Trade Co., Ltd	21,925,300	A Shares	RMB-denominated ordinary shares

Bank of China Limited-China New Economy Flexible Allocation Securities Investment Fund	19,645,656	A Shares	RMB-denominated ordinary shares

Agricultural Bank of China Limited-BOCOM Schroder Growth Mixed Securities Investment Fund	12,467,300	A Shares	RMB-denominated ordinary shares

China Life Insurance Company Limited-Dividend-Individual-Dividend-005L-FH002 Shanghai	12,016,700	A Shares	RMB-denominated ordinary shares

Beijing Fengshan Investment Ltd	10,994,720	A Shares	RMB-denominated ordinary shares

Note on connected relationship or actions in concert of the above shareholders	Among the above-mentioned shareholders, China
Petroleum & Chemical Corporation, a state-owned
legal person, does not have any connected
relationship with the other shareholders, and is not
an act-in- concert party of the other shareholders
under the Administrative Measures on Acquisition
of Listed Companies. Among the above- mentioned
shareholders, HKSCC (Nominees) Limited is a
nominee shareholder. Apart from the above, the
Company is not aware of any other connected
relationships among the other shareholders, or any
act-in-concert parties under the Administrative
	Measures on Acquisition of Listed Companies.

Numbers and trading restrictions of the shares held by the top ten shareholders holding trading restricted shares

					Unit: Shares

			Circumstances under which restricted shares can be traded
Name of shareholder holding trading restricted shares	Class of shares	Number of trading restricted shares held	Date on which the shares can be traded	Number of additional shares that can be traded	Trading restrictions

China Petroleum & Chemical Corporation	A Shares	4,380,000,000	22/08/2016	4,380,000,000	1. Shall not be traded or transferred in the months commencing from the date of implementation of the Share Reform Proposal;

					2. Upon the expiration of the first condition, original trading restricted shares sold through the Stock Exchange shall not exceed 5% of the total number of shares of the Company within twelve months, and shall not exceed 10% within twenty-four months.

2.3	Interests and short positions of the substantial shareholders of the Company in shares and underlying shares of the Company

As at 30 June 2016, so far as was known to the Directors of the Company, the interests and short positions of the Company’s substantial shareholders (including those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) (the “SFO”) in the shares and underlying shares of the Company or as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

Interests in ordinary shares of the Company

Name of shareholder	Share interests held or deemed as held (shares)	Note	Percentage of total issued shares (%)	Percentage of total issued H shares (%)	Capacity

China Petroleum & Chemical Corporation	5,460,000,000 A shares (L) Promoter legal person shares		50.56	—	Beneficial owner

BlackRock, Inc.	217,237,625 H shares (L)	(1)	2.01	6.22	Interest of controlled corporation

Citigroup Inc.	1,221,664 H shares (L)	(2)	0.01	0.035	Interest of controlled corporation
	170,979,411 H shares (P)	(2)	1.58	4.89	Custodian corporation/ approved lending agent
	2,701,925 H shares (L)	(2)	0.03	0.08	Person having a security interest in shares
	1,001,950 H shares (S)	(2)	0.01	0.03	Interest of controlled corporation

(L): Long position; (S):Short position; (P):Lending pool

Notes:

(1)	Of the H Shares held by BlackRock, Inc., 3,376,000 H Shares (long position) were held through cash settled unlisted derivatives.
(2)	Of the H Shares held by Citigroup Inc., 876,000 H Shares (long position) and 876,000 H Shares (short position) were held through physically settled unlisted derivatives.

Save as disclosed above, as at 30 June 2016, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interest or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company under Section 336 of the SFO.

2.4	Interests and short positions of the Directors, chief executive and Supervisors in the shares, underlying shares or debentures of the Company or its associated corporations

As at 30 June 2016, the interests and short positions of the Directors, chief executive and Supervisors of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or to be recorded in the register required to be kept under Section 352 of the SFO; or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (“Model Code for Securities Transactions”) set out in Appendix 10 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Hong Kong Listing Rules”) were as follows:

Interests in shares and underlying shares of the Company

Name	Position	Number of underlying shares held in respect of A share options under the Share Option Incentive Scheme		Percentage of total issued shares (%)	Percentage of total issued H shares (%)	Capacity

Wang Zhiqing	Executive Director, Chairman and President	500,000	(L)	0.005	—	Beneficial owner
Gao Jinping	Executive Director, Vice Chairman and Vice President	500,000	(L)	0.005	—	Beneficial owner
Ye Guohua	Executive Director and Chief Financial Officer	430,000	(L)	0.004	—	Beneficial owner
Jin Qiang	Executive Director and Vice President	430,000	(L)	0.004	—	Beneficial owner
Guo Xiaojun	Executive Director and Vice President	430,000	(L)	0.004	—	Beneficial owner

Note: (L): Long position

Save as disclosed above, as at 30 June 2016, so far as was known to the Directors, Chief Executive and Supervisors of the Company, none of the Directors, Chief Executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or its associated corporations which were required to be disclosed or recorded pursuant to the SFO and the Hong Kong Listing Rules as mentioned above.

3.	REPORTS OF THE DIRECTORS

3.1	Management Discussion and Analysis of the Overall Operations during the Reporting Period

The following discussion and analysis should be read in conjunction with the unaudited financial report of the Group (the Company and its subsidiaries) and the notes in the 2016 interim report. Unless otherwise specified, the financial data hereinafter are extracted from the unaudited interim financial report prepared in accordance with IFRS.

Review and Discussion of Operating Results

During the first half of 2016, the global economy had a tortuous progress. The volatility of the financial market increased, growth of investment in international trade declined and the recovery of economy slowed down in general. The United States economy experienced moderate growth but lacked sufficient drive. The Eurozone economy was not expected to turn the table in the foreseeable future despite the continuing recovery. As downward pressure persisted, the growth of developed economies was less than expected. Emerging economies faced more severe challenges as a result of a prolonged downturn in staple commodities, global financial fluctuation and difficulties in resolving structural economic problems.

The economy of China, faced with complicated domestic and international environment and the increased downward pressure on the economy, accelerated its supply-side structural reform and advocated business start-up and innovation which facilitated the economy to achieve an overall steady development and recorded a gross domestic products (GDP) growth of 6.7% for the first half of 2016, representing a decrease of 0.3 percentage points as compared to the same period of last year. The petrochemical industry in China in general was steady for the first half of 2016 as consumption of major products increased steadily, profitability of refined oil products improved while profit from the petrochemical business grew comparatively rapid. However, downward pressure affecting the development of the industry remains. While investment decreased and a new growth drive had yet to come, the industry was in the process of bottoming out and regaining confidence.

In the first half of 2016, the Group endeavoured to achieve progress in safety and environmental protection, operation optimization, market exploration as well as cost and expenses reduction while facing the adverse and intensive market competition. Benefited from the significant year-on-year decline in the global crude oil price, the Group’s cost of crude oil processing dropped, which led to an increase of the products’ gross profits and further boosted the profitability remarkably. In particular, the “floor price”1 for domestic refined oil contributed to the results of the Company in the first quarter of 2016. As international crude oil prices began to rebound in February 2016, the cost of crude oil in transit and in stock was relatively low due to the long procurement cycle for imported crude oil of the Group, which led to an increase in profit in the second quarter. As of 30 June 2016, the Group recorded turnover of RMB36,968.5 million, decreased by RMB5,157 million, representing a decrease of 12.24% compared to the same period of last year. The profit before tax was RMB4,101.9 million (profit before tax for the same period of last year was RMB2,279.9 million), representing an increase of RMB1,822 million from last year. Profit after tax and non-controlling shareholder interests was RMB3,148.6 million (profit for the same period of last year was RMB1,770.9 million), representing an increase of RMB1,377.7 million from last year.

In the first half of 2016, the total production volume of the Group reached 6,510,500 tons, representing a year-on-year decrease of 8.53%. From January to June of 2016, the Group processed 7,354,000 tons of crude oil (including 1,316,800 tons of crude oil processed on a sub-contract basis), which remained at the same level as last year. The production volume of refined oil products reached 4,437,200 tons, representing a year-on-year increase of 0.56%. Among which, the output of gasoline was 1,562,600 tons, representing a year-on-year increase of 4.79%; the output of diesel was 2,038,800 tons, representing a year-on-year decrease of 4.79%; and the output of jet fuel was 835,800 tons, representing a year-on-year increase of 7.20%. The Group produced 414,800 tons of ethylene and 330,800 tons of paraxylene, representing a year-on-year decrease of 2.05% and 2.96%, respectively. The Group also produced 527,200 tons of synthetic resins and plastic (excluding polyesters and polyvinyl alcohol), representing a year-on-year decrease of 0.88%; 333,300 tons of synthetic fiber monomers, representing a year-on-year decrease of 21.52%; 217,500 tons of synthetic fiber polymers, representing a year-on-year decrease of 0.09%; and 110,400 tons of synthetic fibers, representing a year-on-year decrease of 4.66%. For the first half of the year, the output-to-sales ratio and receivable recovery ratio of the Group were 98.25% and 100.00%, respectively.

1	On 13 January 2016, the National Development and Reform Commission of the PRC announced the “Notice of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil” (Fa Gai Jia Ge [2016] No.64) (the “Notice”), stating that when the price of crude oil in the international market — with which the domestic refined oil price is affiliated — is lower than US$40/barrel, the domestic refined oil price will not be adjusted downward further (the so-called “floor price”). The Notice states that “when the price of crude oil in the international market is lower than US$40/barrel, which is the regulatory lower limit, the amount of refined oil price that has not been adjusted will be put into a risk reserve fund. A dedicated account will be set up which requires the approval of the government before using. The fund will mainly be used for energy conservation, emission reduction, oil product quality upgrading and oil supply security.” Specific management measures will be announced separately. As at the date of this announcement, the specific management measures have not been announced yet.

The Group maintained control of safety and environmental protection in general and stable operation of its equipment. For the first half of the year, the Group thoroughly took full responsibility on and implemented safe production, strengthened hidden hazard identification and investigation as well as risk identification, carried out pollution reduction and environmental treatment, and proactively implemented Leak Detection and Repair (LDAR) measures. During the first half of the year, the Group inspected a total of 740,000 sealed spots of oil refining and petrochemical devices and fixed leakages that were identified. The Company performed volatile organic compounds (“VOCs”) emission checks on nine aspects, including storage tanks, loading and unloading, leakage and flue gas combustion, so as to advance the comprehensive VOCs treatment and keep reducing VOCs emission. The Group continued to meet its safety and environmental target of “Seven Zeros”, (i.e. zero in work related deaths, serious injuries, major fires or explosions, major environmental pollution accidents, major occupational hazard accidents, major traffic accidents and major safe production responsibility accidents). The compliance rate of waste water, waste solid and waste gas disposal (“Three Wastes”) reached 100%. The total emission of chemical oxygen demand (“COD”), ammonia nitrogen, sulfur dioxide and nitrogen oxides decreased by 4.05%, 16.88%, 14.50% and 11.11% respectively over the same period of last year. The Group maintained stable operation of production devices and strengthened the evaluation on production and operation performance with all technical and economic indicators improved effectively. During the first half of the year, out of the 83 major technical and economic indicators under assessment, 43 indicators improved over last year, representing a year-on-year improvement rate of 51.81%, while 20 were among the top of the industry. Industry advance ratio was 24.10%.

The Group further implemented production and operation optimization, cost and expenses reduction aiming at increasing profitability. The Group adhered to the dynamic optimization mechanism of “daily computation of gross profit margin and weekly exploration of plant potential” during the first half of 2016. Regarding the optimization of equipment workload, the Group adjusted the workload based on market changes and profitability forecast, suspended or limited the production of certain equipment, such as the 1# ethylene glycol, PTA, 1# polyester staple, polyester and acrylic plants to minimize the loss in profitability in the first half of 2016. At the same time, the Group optimized the raw material structure with a focus on raw material dry points and oil yield on hydrogen cracking devices, so as to ensure the quality of raw materials for ethylene. The Group streamlined the processing workflow by timely commencing the operation of the 1# coking devices to reduce production of asphalt, given the increasing gap in gross profit margin between coked products and asphalt products to reduce loss. In terms of product structure improvement, the Group adjusted the output of atmospheric vacuum equipment and ethylene cracker feed, reduced the output of diesel, as well as increased gasoline production and ratio of high-grade gasoline. During the first half of the year, the ratio of diesel to gasoline was 1.30:1 (ratio for 2015 was 1.38:1), while the proportion of high-grade gasoline reached 32%, representing a year-on-year increase of 6.82 percentage points. The Group further enhanced cost reduction and efficiency improvement. For the first half of 2016, it strived to procure crude oil types of high cost-effectiveness and centralized crude oil procurement to reduce cost. It also put more efforts in cost control over major areas on maintenance and costs on catalyst, additive and solvent. In terms of control over finance cost, the Group insisted on innovative management, which led to significant reduction in finance cost.

The Group facilitated the work of project construction and research and development (“R&D”). In the first half of the year, it steadily implemented major emission reduction projects, such as the desulfurization and denitrification of boilers in the Thermal Power Division and the start-up boiler renovation for the Olefins Division. It also completed the “Clear Water, Blue Sky” environmental protection project. In terms of technological development, on the foundation of developing high value-added new products and implementing marketing initiatives, the Group actively put in efforts to achieve an up-to-standard operation of carbon fiber equipment with a breakthrough in the industrial application of carbon fiber achieved. Currently, the carbon fiber products of the Company were widely used in a highway project in an overseas country and a high speed railway project in Northeastern China. The application of such products in an oilfield in China successfully replaced related overseas carbon fiber products in sucker rods. In the first half of the year, the Group developed and manufactured 117,300 tons of new products and 398,100 tons of new synthetic resins products and specialized polyolefin materials, with a differentiation rate for synthetic fibers reaching 73.44%. The Group also submitted 26 patent applications and obtained 28 patent rights.

In addition, the Group further enhanced corporate management. During the first half of the year, it actively optimized the management framework, adopted professional and centralized management of equipments while modified and improved the organization structure of certain workshops. It also advanced the digitalization of business operation when formulating strategic, core operation and supporting workflows on a systematic basis, so as to facilitate the transition from functional management to workflow management. The Group took initiatives in implementing the “three basics” (basic foundation-building, basic work and basic skill training), which resulted in better work performance, and established and optimized the “three basics” organizational structure and work standards.

The Group proactively fulfilled its corporate social responsibility. It actively addressed the issues raised in the “Notice Regarding Listed Supervision of Environmental Issue” by the Ministry of Environmental Protection through communicating and coordinating with the local government and environmental protection authorities. At the same time, the Group formulated the “Rectification Plan for Notice Regarding Listed Supervision of Environmental Issue of Sinopec Shanghai Petrochemical Company Limited by the Ministry of Environmental Protection”, prepared the contingency plan for cross-region environmental incidents and upgraded the management of warehouses storing dangerous chemicals. In the first half of 2016, it organized eight ‘Corporate Open Days’ for over 200 visitors, including government officials of the Jinshan District, media representatives in Shanghai and neighboring residents, and arranged visits to the production plants and green waste treatment sites of the Company. The Group continued to seek mutual benefit with stakeholders of the supply chain. It endeavored to safeguard the interests of employees and cooperate with the local government to ensure a harmonious and stable development.

The following table sets forth the Group’s sales volume and net sales, net of sales tax and surcharges for the Reporting Period:

	For the six months ended 30 June
	2016			2015
	Sales Volume (’000 tons)	Net Sales (RMB Million)%		Sales Volume (’000 tons)	Net Sales (RMB Million)%

Synthetic fibers	105.1	966.1	3.1	114.4	1,241.3	3.5
Resins and plastics	664.7	4,609.8	15.0	659.9	5,244.1	15.0
Intermediate petrochemicals	1,016.7	4,105.7	13.3	1,083.5	4,905.1	14.0
Petroleum products	4,100.2	11,669.6	37.9	4,751.6	16,449.8	46.9
Trading of petrochemical products	—	9,003.3	29.2	—	6,820.9	19.4
Others	—	427.8	1.5	—	403.4	1.2

Total	5,886.7	30,782.3	100.0	6,609.4	35,064.6	100.0

In the first half of 2016, net sales of the Group amounted to RMB30,782.3 million, representing a decrease of 12.21% over the same period last year. Among which, net sales of synthetic fibers, resins and plastics, intermediate petrochemical products and petroleum products decreased by 22.17%, 12.10%, 16.30% and 29.06%, respectively. Net sales from the trading of petrochemical products increased by 32.00%. The decrease in net sales was mainly due to the decrease in the unit prices of products during the period as compared to the same period last year. The increase in the Group’s net sales from the trading of petrochemical products was mainly attributable to the increase in the business volume of Shanghai Jinshan Trading Corporation, a subsidiary of the Group, during the Reporting Period. In the first half of the year, the Group’s net sales of “Others” increased by 6.05% over the same period last year, which was mainly attributable to the increase in the Group’s revenue from oil processed on a sub-contract basis, as compared to the same period last year.

Most of the Group’s products are sold in Eastern China.

In the first half of 2016, the Group’s cost of sales decreased by 17.97% year-on-year to RMB26,814.8 million, representing 87.11% of total net sales.

The Group’s main raw material is crude oil. The global crude oil market gradually picked up in the first half of 2016. The global crude oil prices rebounded after touching the bottom in the beginning of the year and showed a rising trend with fluctuations. In the first half of the year, the highest and lowest closing prices of Brent crude oil futures were US$50.72/ barrel and US$26.27/barrel, respectively, and the average price during the Reporting Period was approximately US$39.60/barrel, representing a year-on-year decrease of 31.56%. The highest and lowest closing prices of West Texas Intermediate crude oil were US$50.90/barrel and US$26.27/ barrel, respectively, and the average price during the Reporting Period was approximately US$39.55/barrel, representing a year-on-year decrease of 25.59%. The highest and lowest closing prices of Dubai crude oil futures were US$48.81/barrel and US$22.80/barrel, respectively, and the average price during the Reporting Period was approximately US$37.06/barrel, representing a year-on-year decrease of 34.47%.

In the first half of 2016, the average unit cost of processed crude oil (on the Group’s own account) was RMB1,745.24/ton, representing a decrease of RMB907.72/ton over the same period of last year, or a decrease of 34.22%. The Group processed a total of 6,037,200 tons of crude oil (excluding crude oil processed on a sub-contract basis), representing a decrease of 624,100 tons over the same period of last year. Taken together, the total costs of processed crude oil decreased by RMB7,136 million. Processing costs decreased by RMB1,656 million due to a decrease in the volume of crude oil processed. The decrease in unit cost of processed crude oil brought costs down by RMB5,480 million. From January to June this year, crude oil processed on a sub-contract basis reached 1,316,800 tons, representing an increase of 629,400 tons over the same period of last year. In the first half of the year, the Group’s cost of crude oil accounted for 39.29% of the total cost of sales.

In the first half of 2016, the Group’s expenses for other ancillary materials amounted to RMB4,084.5 million, which is basically the same as that of last year. During the Reporting Period, the Group’s depreciation and maintenance expenses decreased by 12.31% year-on-year to RMB938.0 million, mainly due to the decrease in depreciation expenses during the Reporting Period as certain fixed assets were fully depreciated. Maintenance expenses grew by 8.25% year-on-year over the same period of last year to RMB625.0 million, mainly due to an increase in maintenance work during the Reporting Period, which led to the rise in maintenance costs. Fuel and power expenses declined by 16.05% year-on-year to RMB837 million during the Reporting Period, mainly due to the decrease in the unit purchase price of coal.

In the first half of 2016, selling and administrative expenses of the Group amounted to RMB254.2 million, representing a decrease of 8.53% as compared with RMB277.9 million over the same period of last year. This was mainly due to the decrease in transportation and loading fees during the Reporting Period.

In the first half of 2016, other operating income of the Group amounted to RMB34.5 million, representing a decrease of RMB7.0 million over the same period of last year. This was mainly due to a decrease in income from investment property and pipeline transportation Services during the Reporting Period.

In the first half of 2016, the Group’s net finance income amounted to RMB7.0 million, compared to RMB137.2 million in net finance expenses over the same period last year. This was mainly due to a decrease in interest expenses during the period.

In the first half of 2016, the Group’s profit after tax and profit attributable to non-controlling shareholders was RMB3,148.6 million, representing an increase of RMB1,377.7 million as compared with RMB1,770.9 million over the same period of last year.

Liquidity and Capital Resources

The Group’s net cash generated from operating activities amounted to RMB4,613.4 million in the first half of 2016 as compared to net cash generated of RMB1,776.7 million over the same period of last year, which was primarily attributable to profit before tax during the Reporting Period which amounted to RMB4,101.9 million (profit before tax over the same period of last year was RMB2,279.9 million).

In the first half of 2016, the Group’s net cash used in investment activities amounted to RMB5.9 million as compared to a net cash used of RMB258.9 million over the same period of last year. This was primarily attributable to a year-on-year increase in the dividends received by the Group from joint ventures and associated companies during the Reporting Period, resulting in a decrease of RMB162.1 million in net cash used in investment activities.

In the first half of 2016, the Group’s net cash used in financing activities amounted to RMB1,235.9 million, compared to a net cash outflow of RMB1,496.0 million over the same period of last year, primarily attributable to a year-on-year increase in the Group’s profit and a decline in demand for capital during the Reporting Period.

Borrowings and Debts

The Group’s long-term borrowings are mainly used in capital expansion projects. In general, the Group arranges long-term borrowings according to its capital expenditure plans. On the whole, there are no seasonal borrowings. Short-term borrowings are used to replenish the Group’s working capital requirements during the normal course of production. During the first half of 2016, the Group’s short-term borrowings decreased by RMB1,210.3 million to RMB859.7 million as at the end of the Reporting Period as compared to the beginning of the Reporting Period.

Capital Expenditures

In the first half of 2016, the Group’s capital expenditures amounted to RMB265 million, mainly on the desulfurization projects for furnaces No. 1 - No. 5 and No. 7 of the Thermal Power Division, the odor control project for the oil tanks of the Storage Division, the start-up boilers flue gas desulfurization and denitrification project in the Olefins Division, clean and waste water segregation system upgrading of water circulating plants, as well as latent hazard management of the petroleum coke yard of the Thermal Power Division in light of environmental protection.

In the second half of the year, the Group plans to complete the quality upgrading project for No. 2 diesel hydrogenation plant, long distance pipelines latent hazard management and the start-up boilers flue gas desulfurization and denitrification project in the Olefins Division, while projects such as the 100,000 tons/year EVA plant project will be continued. The Group endeavours to launch the cogeneration low emission and energy saving project and 300,000 tons/year alkylated project this year. The Group’s planned capital expenditures can be appropriated from the cash generated from operation and from bank financing.

Liability-to-asset Ratio

As at 30 June 2016, the Group’s liability-to-asset ratio was 30.20% (As at 31 December 2015: 27.77%). The ratio is calculated using the following formula: total liabilities/total assets.

The Group’s Employees

As at 30 June 2016, the total number of enrolled employees of the Group was 11,490, among which the number of production staff was 6,781, the number of sales, financial and other staff was 3,157 and the number of administrative staff was 1,552. A total of 49.39% of the Group’s employees were college graduates or above.

The Group’s employees and Directors are remunerated with reference to their position, performance, experience and prevailing salary trends in the market. Other benefits include the Share Option Incentive Scheme and the state-managed retirement pension scheme. The Group also provides professional and vocational training to employees.

Income Tax

The PRC Enterprise Income Tax Law took effect from 1 January 2008, subsequent to which the income tax rate for enterprises was uniformly adjusted to 25%. The income tax rate for the Group in 2016 is 25%.

Disclosure Required by the Hong Kong Listing Rules

Save as disclosed herein, pursuant to paragraph 40 of Appendix 16 to the Hong Kong Listing Rules, the Company confirms that there were no material differences between the existing information of the Company relating to the matters as set out in paragraph 32 of Appendix 16 to the Hong Kong Listing Rules and the relevant information disclosed in the Company’s 2015 annual report.

Market Outlook and Work Plans for the Second Half of the Year

In the second half of 2016, the global economy will face with more uncertainties. Given low prices for staple commodity, stagnant growth of developed countries, sluggish investment and trading, coupled with the impact of uncertainties such as geopolitics and Brexit (the United Kingdom leaving the European Union), the global economy will continue to be in a stage of profound adjustments and the challenges to economic recovery will still be severe. The fundamental long-term positive trend of China economic development remains unchanged. However, the downward pressure on the economy is still tremendous as the structural conflicts in China’s economy is still prominent. New drives for economic growth are yet to emerge, and it will take time to come up with solutions to the overcapacity problem. Facing the serious structural overcapacity of the petrochemical industry in China, as well as the reform of resource tax in China and fees imposed on pollutants emissions, costs of petrochemical enterprises will definitely be increased. The increasingly stringent safety and environmental standards of the country and acceleration of oil products upgrade will also pose tremendous challenges to the industry.

In the second half of 2016, the prospect of global economy recovery does not look optimistic with the market’s concern about the impact of Brexit on oil demand. Seasonal increase in oil demand in the third quarter, and the decreasing production of crude oil in the United States and Venezuela helps to bring a fundamental balance between demand and supply. Nevertheless, various negative factors in the crude oil market, such as the global inventory level which is still close to its record high, gradual resumption of production in Nigeria, possible slowing down of the growth rate of imported crude oil in China, strengthening of the US dollars boosted by a potential hiking of rates by the Federal Reserve, will alleviate the driving force of oil price increase. It is expected that the demand and supply of crude oil in general will strike a balance, and the price will remain at low level with fluctuations, but will be higher than the average price in the first half of the year.

In the second half of the year, the Group’s approach will be more profit-oriented and market-oriented to ensure achievements in aspects including safety and environmental protection, optimization of system, reduction of cost and expenses, as well as corporate management, which in turn will bring a continuous improvement of effectiveness.

(i)	Further efforts in safety and environmental protection. The Group will proactively implement its principal obligations in safety and environmental protection, proactively foster the rectification of the listing and supervision of environment issues implemented by the Ministry of Environmental Protection of the PRC, focus its efforts on fostering on-schedule completion of projects such as latent management of long-distance pipelines, continuously promote standard checks for environmental protection risks, commence identification and governance in different aspects such as “emission indicators for sewage and waste gases” and “VOCs governance sessions”, and practically resolve the bottlenecks in the development of enterprises. The Group will firmly strengthen direct safety supervision and management of operations, reinforce the management of sub-contractors and continuously enhance corporate safety and environmental protection standards.

(ii)	More profit-oriented system optimization works. The Group will strengthen its tracking on the marginal contribution of its plants, and adjust the respective workload at appropriate times based on changes in market and profitability as well as the inventory level. The Group will also strive to capture the consumption peak season for refined oil products in the third quarter, optimize and adjust the structure of refined oil products and continuously enhance the proportion of high-value-added products. The Group will further diversify its oil refining product structure, rationally arrange the production of oil refining products, optimize ethylene raw materials, enhance the recovery rate of olefins and reduce the production cost of ethylene.

(iii)	Continuous efforts to reduce costs and expenses. The Group will further improve its cost control on every aspect from crude oil procurement to production and operate with an aim to lower its costs and expenses; enhance marketing efforts and strengthen the link between production and sales of products at high inventory level, vigorously advocate the “Boost Income and Cut Cost” group-wide enhancement campaign, continuously foster the reduction of flare gas emission, energy consumption level of production devices and enhance the stability of device operation, while keep on lowering energy and materials consumption as well as enhancing technological and economic indicators.

(iv)	Implementation of investment projects and R&D projects as planned. The Group will focus on the implementation of projects such as the quality upgrading and modification project for No. 2 diesel and hydrogen devices; commence the construction project of ultra low discharge and energy conservation in cogeneration units as well as the project of 300,000 tons/year alkylation plant. The Group will also accelerate its progress on a number of key scientific research projects, and focus on projects such as the development of the integrated technology of PAN based carbon fiber as well as phase II technology optimization.

3.2	Analysis of the Company’s Principal Operations and Performance (Part of the following financial data was extracted from the unaudited interim report of the Group prepared under the CAS)

3.2.1	Analysis of Changes in the Company’s Related Financial Data

				Amount in
				RMB’000

Item	As at 30 June 2016	As at 31 December 2015	Change (%)	Reason for change

Cash and cash equivalents	4,451,306	1,077,430	313.14	Increases in profit in the Reporting Period and net cash generated from operating activities

Accounts receivable	2,195,055	1,624,571	35.12	Increases in business and revenue of the segment of trading of petrochemical products leading to an increase in accounts receivable

Short-term borrowings	859,657	2,070,000	–58.47	Profit in the Reporting Period; decline in cash requirement

Accounts payable	4,063,719	3,017,878	34.65	Increase in business and purchase lending to an increase in account payable

Dividends payable	1,099,119	19,119	5,648.83	The declaration of the dividends for the year ended 31 December 2015 during the Reporting Period

Specific reserve	40,394	953	4,138.61	Increase in unutilised provisions for safety production costs

Undistributed profits	6,044,700	4,028,025	50.07	Profit for the Reporting Period

				Amount in RMB’000

	For the six months ended 30 June
Item	2016	2015	Change (%)	Reason for change

Revenue	36,993,191	42,152,450	–12.24	Decrease in unit prices of products

Cost of sales	25,177,628	31,233,864	–19.39	Decrease in cost of raw materials, leading to the decrease in unit costs of products

Finance expenses	1,983	140,537	–98.59	Decreases in interest on borrowing and foreign exchange losses

Asset impairment losses	150,004	61,411	144.26	Increase in provision of fixed asset impairment

Income tax expenses	948,241	491,686	92.85	Increase in profit in the Reporting Period

Operating profit attributable to shareholders of the Company	3,096,675	1,731,166	78.88	Substantial decrease in costs of raw materials and increase in gross profit of products

Net cash generated from operating activities	4,645,024	1,924,239	141.40	Increase in profit in the Reporting Period

Net cash used in investment activities	–5,941	–258,888	–97.71	Increase in dividends received from associated companies

Net cash used in financing activities	–1,267,427	–1,643,510	–22.88	Reduced demand for cash during the Reporting Period

Research and development costs	47,144	14,265	230.49	Increase in R&D projects

3.2.2	Analysis of Operations by Segment, Product and Geographical Location

(a)	Principal business operations by segment or product

							Amount in RMB’000

Business Segment/Product Segment	Revenue	Cost of sales	Gross profit margin (%)		Increase/ decrease in revenue compared to last year (%)	Increase/ decrease in cost of sales compared to last year (%)	Increase/decrease in gross profit margin compared to last year (%)

Synthetic fibers	999,011	929,160	6.99		–21.82	–26.29	Increased by 5.64 percentage points

Resins and plastics	4,747,017	3,352,638	29.37		–11.68	–18.20	Increased by 5.63 percentage points

Intermediate petrochemicals	4,245,716	2,724,786	35.82		–15.91	–27.03	Increased by 9.77 percentage points

Petroleum products	17,535,794	8,921,854	49.12	(*)	–24.37	–41.04	Increased by 14.39 percentage points

Trading of petrochemical products	9,004,010	8,927,994	0.84		31.98	32.33	Decreased by 0.26 percentage points

Others	461,643	321,196	30.42		4.51	23.19	Decreased by 10.55 percentage points

*	Gross profit margin is calculated according to the price of petroleum products which includes consumption tax. Gross profit margin of petroleum products after consumption tax was 18.78%.

(b)	Operating segment by geographical location

		Amount in RMB’000

Geographical location segment	Revenue	Increase/decrease in revenue compared to last year (%)

Eastern China	29,945,408	-21.68%
Other regions in the PRC	1,951,503	8.29%
Exports	5,096,280	140.67%

3.2.3	Analysis of Core Competitiveness

As one of the largest integrated petrochemical enterprises in China with highly integrated refining and petrochemical business operations, the Company possesses competitive strength in scale of operation, which has made it a major manufacturer of refined oil, intermediate petrochemical products, synthetic resins and synthetic fibers in the PRC. The Company also has its own utilities and environmental protection systems, as well as handling and transportation facilities for marine and inland waterways, railways and highways.

The Company’s major competitive advantages include quality, branding, geographical location and vertically-integrated production. The Company has over 40 years of experience in petrochemical production and management, and has accumulated extensive resources in the petrochemical industry. The Company has won several quality product awards from the central and local governments. The Company is located in the core region of the Yangtze River Delta, the most economically active region in China with strong demand for petrochemical products, and has a comprehensive logistics system and supporting facilities with the close geographic proximity with most of its clients and the Company enjoys the advantage of its location for coastal and inland shipping. This gives it a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refining and petrochemical business operation to proactively enhance strengthen its product structure, while also continuously improving products quality and variety. It has also improved its production technology and boosted the capacity of its key upstream facilities to maximize the in-depth use and comprehensive efficiency of its corporate resources, and is therefore able to achieve strong and sustainable growth.

3.3	Analysis of Investments

3.3.1	Entrusted Wealth Management and Derivatives Investment by Non-Financial Companies

(a)	Entrusted wealth management

The Company did not engage in entrusted wealth management during the Reporting Period.

(b)	Entrusted loans

										Amount in RMB’000

Borrower	Amount of entrusted loan	Loan period	Interest rate of loan %	Whether it is overdue	Whether it is a connected transaction	Whether it has been renewed	Whether it is under litigation	Source of funds and whether the funds are from fund- raising	Connected relationship	Expected income

Chevron Phillips Chemicals (Shanghai) Corporation	12,000	2015/8/28- 2016/8/26	2.25	No	No	No	No	No	Nil	42
	12,000	2015/09/30- 2016/09/26	2.00	No	No	No	No	No	Nil	60
	28,000	2015/11/27- 2016/11/25	1.75	No	No	No	No	No	Nil	199
	12,000	2015/12/25- 2016/12/23	1.75	No	No	No	No	No	Nil	101
	12,000	2016/1/29- 2017/1/27	1.75	No	No	No	No	No	Nil	121
	12,000	2016/4/27- 2017/4/27	1.75	No	No	No	No	No	Nil	173

Note:	The aforementioned entrusted loans are loans provided to shareholders according to the proportion of shareholding by Shanghai Golden Phillips Petrochemical Company Limited, a subsidiary of the Company.

3.3.2	Application of Fund Raised

During the Reporting Period, the Company did not raise fund, nor has it used the capital fund from the previous reporting periods.

3.3.3	Analysis of the Companies in which the Company has Controlling Interests or Investment Interests

Due to the decrease in the cost of raw materials and increase in gross profit of products, Shanghai Secco Petrochemical Company Limited, an associated company of the Group, recorded a net profit of RMB1,680 million during the Reporting Period, profit attributable to the Group is RMB336 million, representing 10.85% of net profit attributable to equity shareholders of the Company.

3.3.4	Major Projects from Non-raised Capital

Major Project	Estimated total project investment (RMB million)	Status as at 30 June 2016

The EVA production device with a capacity of 100,000 tons/year	1,132	Preliminary work

Desulfurization revamps for furnaces No. 1, No. 5 and No. 7 of the Thermal Power Division	167	Completed

Quality enhancement and transformation of the No. 2 diesel hydrogenation plant	100	Under construction

3.4	Plan for Profit Distribution or Capital Reserves Capitalization

3.4.1	Implementation or Amendment of Profit Appropriation Proposal during the Reporting Period

The 2015 Profit Distribution Proposal was considered and approved at the 2015 Annual General Meeting held on 15 June 2016: to distribute a dividend of RMB1.00 per 10 shares (including tax) totalling RMB1,080,000,000 based on the total issued share capital of RMB10.8 billion as at 31 December 2015. The relevant announcement was published in the Shanghai Securities News, China Securities Journal and Securities Times on 16 June 2016 and was uploaded to the websites of the Hong Kong Stock Exchange, Shanghai Stock Exchange and the Company. On 8 July 2016, the Company published an announcement on the implementation of profit distribution for A shares for the year 2015. The record date for A shares dividend payment is 14 July 2016 and the ex-dividend date is 15 July 2016. The dividend payment date for both A shares and H shares is 15 July 2016. The Profit Distribution Proposal was implemented as scheduled.

3.4.2	Plan for Half-Yearly Profit Distribution and Plan for Conversion of Capital Reserves to Increase Share Capital

The Company will not distribute profit for the first half of 2016 and will not implement a plan for using capital reserves to increase share capital.

4.	OTHER MATTERS

4.1	Corporate Governance

The Company acted in strict compliance with regulatory legislations such as the Company Law, the Securities Law, the Corporate Governance Principles for Listed Companies and the Guidelines for Establishing the Independent Directors System for Listed Companies issued by the CSRC, as well as the relevant requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange to push forward the advancement of the Company’s system and management, to improve the corporate legal person governance structure, and to strengthen the establishment of the Company’s system in order to enhance the overall image of the Company.

4.2	Audit Committee

On 22 August 2016, the Audit Committee of the Eighth Session of the Board held its fifth meeting, primarily to review the interim financial report of the Group for the Reporting Period.

4.3	Purchase, Sale and Redemption of the Company’s Securities

During the Reporting Period, the Group did not purchase, sell or redeem any of the Company’s securities (for the definition of “securities”, please refer to paragraph 1 of Appendix 16 to the Hong Kong Listing Rules).

4.4	Compliance with Corporate Governance Code

During the Reporting Period, the Company applied the principles and complied with the code provisions of the Corporate Governance Code, except for the deviations from code provision A.2.1 of the Corporate Governance Code as set out below.

Corporate Governance Code provision A.2.1: The roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The division of responsibilities between the chairman and chief executive officer should be clearly established and set out in writing.

Deviation: Mr. Wang Zhiqing was appointed as the Chairman and the President of the Company.

Reason: Mr. Wang Zhiqing has extensive experience in the management of petrochemicals production. Mr. Wang is the most suitable candidate to serve the positions of the Chairman and the President of the Company. For the time being, the Company has been unable to identify another person in possession of better or similar abilities and talent as Mr. Wang to serve any of the above positions.

4.5	Implementation of Model Code for Securities Transactions

The Directors confirm that the Company has adopted the Model Code for Securities Transactions. After making specific enquiries with all of the Directors and Supervisors of the Company, no incident of non-compliance with the Model Code for Securities Transactions by the Directors and Supervisors of the Company during the Reporting Period was noted by the Company.

4.6	Event after the Reporting Period

The trading restrictions on the 4.38 billion trading restricted A shares of the Company held by China Petroleum & Chemical Corporation (“Sinopec Corp”), were uplifted and those shares were listed on 22 August 2016. For details, please refer to the “Announcement on the Listing of Trading Restricted Shares under the Sinopec Shanghai Petrochemical Company Limited Share Reform Proposal”, which was published in the Shanghai Securities News, China Securities Journal and Securities Times on 13 August 2016 and uploaded to the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company.

5.	INTERIM FINANCIAL REPORT

5.1	Interim financial statements prepared under China Accounting Standard for Business Enterprise

CONSOLIDATED AND COMPANY BALANCE SHEETS

AS AT 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

ASSETS	30 JUNE 2016 (UNAUDITED) Consolidated	31 DECEMBER 2015 Consolidated	30 JUNE 2016 (UNAUDITED) Company	31 DECEMBER 2015 Company

Current assets
Cash at bank and on hand	4,451,306	1,077,430	3,881,881	942,264
Notes receivable	1,178,053	1,007,373	935,457	679,084
Accounts receivable	2,195,055	1,624,571	1,000,699	1,034,286
Advances to suppliers	38,475	15,131	33,108	10,377
Interests receivable	45	2,491	—	2,420
Dividends receivable	27,500	—	—	—
Other receivables	41,764	29,050	25,833	10,968
Inventories	4,631,888	4,178,188	4,298,548	3,955,550
Other current assets	169,410	209,746	59,240	86,481

Total current assets	12,733,496	8,143,980	10,234,766	6,721,430

Non-current assets
Long-term equity investments	3,619,789	3,471,139	4,769,337	4,550,126
Investment properties	398,794	405,572	395,905	402,581
Fixed assets	13,779,169	14,424,899	13,483,019	14,080,657
Construction in progress	570,733	722,520	570,733	722,520
Intangible assets	414,823	423,529	342,035	348,193
Long-term prepaid expenses	320,472	359,487	307,759	345,978
Deferred tax assets	87,673	71,045	79,933	62,867

Total non-current assets	19,191,453	19,878,191	19,948,721	20,512,922

Total assets	31,924,949	28,022,171	30,183,487	27,234,352

CONSOLIDATED AND COMPANY BALANCE SHEETS (CONTINUED)

AS AT 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

LIABILITIES AND SHAREHOLDERS’ EQUITY	30 JUNE 2016 (UNAUDITED) Consolidated	31 DECEMBER 2015 Consolidated	30 JUNE 2016 (UNAUDITED) Company	31 DECEMBER 2015 Company

Current liabilities
Short-term borrowings	859,657	2,070,000	1,332,000	2,499,000
Notes payable	40,000	—	40,000	—
Accounts payable	4,063,719	3,017,878	2,575,675	2,275,922
Advances from customers	416,654	579,887	291,361	446,318
Employee benefits payable	167,512	39,999	156,943	34,264
Taxes payable	2,131,456	1,368,418	2,102,894	1,330,067
Interest payable	507	1,890	902	2,370
Dividends payable	1,099,119	19,119	1,099,119	19,119
Other payables	808,379	629,080	703,200	843,724

Total current liabilities	9,587,003	7,726,271	8,302,094	7,450,784

Non-current liabilities
Deferred income	155,000	160,000	155,000	160,000

Total liabilities	9,742,003	7,886,271	8,457,094	7,610,784

Shareholders’ equity
Share capital	10,800,000	10,800,000	10,800,000	10,800,000
Capital surplus	527,974	516,624	527,974	516,624
Specific reserve	40,394	953	37,366	—
Surplus reserve	4,493,260	4,493,260	4,493,260	4,493,260
Unappropriated profits	6,044,700	4,028,025	5,867,793	3,813,684

Total equity attributable to equity shareholders of the Company	21,906,328	19,838,862	21,726,393	19,623,568

Non-controlling interests	276,618	297,038	—	—

Total shareholders’ equity	22,182,946	20,135,900	21,726,393	19,623,568

Total liabilities and shareholders’ equity	31,924,949	28,022,171	30,183,487	27,234,352

CONSOLIDATED AND COMPANY INCOME STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six Months Ended 30 June		Six Months Ended 30 June
	2016	2015	2016	2015
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
Items	Consolidated	Consolidated	Company	Company

Revenue	36,993,191	42,152,450	27,195,559	34,274,347
Less: Cost of sales	25,177,628	31,233,864	15,516,828	23,525,573
Taxes and surcharges	6,186,162	7,060,938	6,183,034	7,056,655
Selling and distribution expenses	235,672	261,581	184,934	198,924
General and administrative expenses	1,544,793	1,490,220	1,468,342	1,416,884
Financial expenses – net	1,983	140,537	5,359	150,364
Asset impairment losses	150,004	61,411	139,940	65,601
Add: Investment income	376,745	338,784	397,411	325,776
Including: Share of profit/(loss) of associates and joint ventures	376,745	331,853	397,411	312,112

Operating profit	4,073,694	2,242,683	4,094,533	2,186,122

Add: Non-operating income	17,364	18,408	15,993	17,081
Including: Profits on disposal of non-current assets	2,548	986	1,894	877

Less: Non-operating expenses	41,054	20,945	40,927	20,908
Including: Losses on disposal of non-current assets	26,525	8,913	26,398	8,879

Total profit	4,050,004	2,240,146	4,069,599	2,182,295

Less: Income tax expenses	948,241	491,686	935,490	477,348

Net profit	3,101,763	1,748,460	3,134,109	1,704,947

Attributable to shareholders of the Company	3,096,675	1,731,166	—	—
Non-controlling interests	5,088	17,294	—	—

Other comprehensive income	—	—	—	—

Total comprehensive income	3,101,763	1,748,460	3,134,109	1,704,947

Attributable to shareholders of the Company	3,096,675	1,731,166	—	—
Non-controlling interests	5,088	17,294	—	—

Earnings per share
Basic earnings per share (RMB)	0.287	0.160	—	—
Diluted earnings per share (RMB)	0.287	0.160	—	—

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six Months Ended 30 June		Six Months Ended 30 June
	2016	2015	2016	2015
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
Items	Consolidated	Consolidated	Company	Company

Cash flows from operating activities
Cash received from sale of goods or rendering of services	40,959,820	46,893,886	30,642,588	38,627,647
Refund of taxes and surcharges	19,829	26,203	—	—
Cash received relating to other operating activities	9,662	6,713	9,099	5,495

Sub-total of cash inflows	40,989,311	46,926,802	30,651,687	38,633,142

Cash paid for goods and services	(26,427,676)	(34,564,026)	(16,365,281)	(26,437,199)
Cash paid to and on behalf of employees	(1,191,300)	(1,221,286)	(1,108,144)	(1,143,494)
Payments of taxes and surcharges	(8,467,073)	(8,942,004)	(8,415,782)	(8,884,167)
Cash paid relating to other operating activities	(258,238)	(275,247)	(562,958)	(186,347)

Sub-total of cash outflows	(36,344,287)	(45,002,563)	(26,452,165)	(36,651,207)

Net cash flows generated from operating activities	4,645,024	1,924,239	4,199,522	1,981,935

Cash flows from investing activities
Cash received from entrusted lendings	42,000	30,000	—	—
Cash received from returns on investments	200,595	38,487	178,200	19,372
Net cash received from disposal of fixed assets	—	4,417	—	4,294
Cash received relating to other investing activities	42,435	23,454	27,952	16,592

Sub-total of cash inflows	285,030	96,358	206,152	40,258

Cash paid to acquire fixed assets and other long-term assets	(265,241)	(313,246)	(264,844)	(314,223)
Net cash paid in disposal of fixed assets	(1,730)	—	(2,407)	—
Investment in an associate	(24,000)	(42,000)	—	—

Sub-total of cash outflows	(290,971)	(355,246)	(267,251)	(314,223)

Net cash flows used in investing activities	(5,941)	(258,888)	(61,099)	(273,965)

CONSOLIDATED AND COMPANY CASH FLOW STATEMENTS (CONTINUED)

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Six Months Ended 30 June		Six Months Ended 30 June
	2016	2015	2016	2015
	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)	(UNAUDITED)
Items	Consolidated	Consolidated	Company	Company

Cash flows from financing activities
Cash received from borrowings	1,864,657	20,725,975	2,276,000	21,081,005

Sub-total of cash inflows	1,864,657	20,725,975	2,276,000	21,081,005

Cash repayments of borrowings	(3,075,000)	(22,214,676)	(3,443,000)	(22,583,166)
Cash paid for distribution of dividends or profits and interest expenses	(57,084)	(154,809)	(31,806)	(152,665)
Including: Cash payments for dividends or profit to non-controlling shareholders of subsidiaries	(25,508)	(7,192)	—	—
Sub-total of cash outflows	(3,132,084)	(22,369,485)	(3,474,806)	(22,735,831)

Net cash flows used in from financing activities	(1,267,427)	(1,643,510)	(1,198,806)	(1,654,826)

Effect of foreign exchange rate changes on cash and cash equivalents	2,220	22	—	6

Net increase in cash and cash equivalents	3,373,876	21,863	2,939,617	53,150

Add: Cash and cash equivalents at the beginning of the period	1,077,430	279,198	942,264	186,348

Cash and cash equivalents at the end of the period	4,451,306	301,061	3,881,881	239,498

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

	Attributable to equity shareholders of the Company					Non-	Total
	Share	Capital	Specific	Surplus	Undistributed	controlling	shareholders’
Items	capital	surplus	reserve	reserve	profits	interests	equity

Balance at 1 January 2015	10,800,000	493,922	1,265	4,173,831	1,101,605	271,395	16,842,018

Movements for the six months ended 30 June 2015 (unaudited)
Total comprehensive income
Net profit for the period	—	—	—	—	1,731,166	17,294	1,748,460
Employees share option scheme	—	11,901	—	—	—	—	11,901
Appropriation of profits
Distribution to the shareholders	—	—	—	—	—	(10,459)	(10,459)
Specific reserve
Accrued	—	—	72,925	—	—	—	72,925
Utilised	—	—	(47,597)	—	—	—	(47,597)

Balance at 30 June 2015 (unaudited)	10,800,000	505,823	26,593	4,173,831	2,832,771	278,230	18,617,248

Balance at 1 January 2016	10,800,000	516,624	953	4,493,260	4,028,025	297,038	20,135,900

Movements for the six months ended 30 June 2016 (unaudited)
Total comprehensive income
Net profit for the period	—	—	—	—	3,096,675	5,088	3,101,763
Employees share option scheme	—	11,350	—	—	—	—	11,350
Appropriation of profits
Distribution to the shareholders	—	—	—	—	(1,080,000)	(25,508)	(1,105,508)
Specific reserve
Accrued	—	—	53,343	—	—	—	53,343
Utilised	—	—	(13,902)	—	—	—	(13,902)

Balance at 30 June 2016 (unaudited)	10,800,000	527,974	40,394	4,493,260	6,044,700	276,618	22,182,946

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2016

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

						Total
	Share	Capital	Specific	Surplus	Undistributed	shareholders’
Items	capital	surplus	reserve	reserve	profits	equity

Balance at 1 January 2015	10,800,000	493,922	—	4,173,831	938,823	16,406,576

Movements for the six months ended 30 June 2015 (unaudited)
Total comprehensive income
Net loss for the period	—	—	—	—	1,704,947	1,704,947
Employees share option scheme	—	11,901	—	—	—	11,901
Specific reserve
Accrued	—	—	69,960	—	—	69,960
Utilised	—	—	(46,108)	—	—	(46,108)

Balance at 30 June 2015 (unaudited)	10,800,000	505,823	23,852	4,173,831	2,643,770	18,147,276

Balance at 1 January 2016	10,800,000	516,624	—	4,493,260	3,813,684	19,623,568

Movements for the six months ended 30 June 2016 (unaudited)
Total comprehensive income
Net profit for the period	—	—	—	—	3,134,109	3,134,109
Employees share option scheme	—	11,350	—	—	—	11,350
Appropriation of profits
Distribution to the shareholders	—	—	—	—	(1,080,000)	(1,080,000)
Specific reserve
Accrued	—	—	50,340	—	—	50,340
Utilised	—	—	(12,974)	—	—	(12,974)

Balance at 30 June 2016 (unaudited)	10,800,000	527,974	37,366	4,493,260	5,867,793	21,726,393

5.2	Interim financial information prepared under International Financial Reporting Standard (Unaudited)

This interim financial information for the six-month period ended 30 June 2016 is unaudited, but has been reviewed by PricewaterhouseCoopers in accordance with Hong Kong Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity, issued by the Hong Kong Institute of Certified Public Accountants, whose unmodified review report is included in the interim report to be sent to shareholders.

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT

(Prepared under IFRS)

		Unaudited
		Six-month period
		ended 30 June
		2016		2015
	Note	RMB’000		RMB’000

Revenue	2		36,968,510		42,125,505
Sales taxes and surcharges			(6,186,162)		(7,060,938)

Net sales			30,782,348		35,064,567
Cost of sales			(26,814,760)		(32,687,731)

Gross profit			3,967,588		2,376,836

Selling and administrative expenses			(254,238)		(277,890)
Other operating income			34,497		41,461
Other operating expenses			(8,909)		(67,094)
Other (losses)/gains – net	3		(25,696)		6,931

Operating profit	2		3,713,242		2,080,244

Finance income	3		41,500		23,457
Finance expenses	3		(34,549)		(160,694)
Share of profit of investments accounted for using the equity method			381,745		336,853

Profit before income tax			4,101,938		2,279,860

Income tax expense	4		(948,241)		(491,686)

Profit for the period			3,153,697		1,788,174

Profit attributable to:
– Owners of the Company			3,148,609		1,770,880
– Non-controlling interests			5,088		17,294

			3,153,697		1,788,174

Earnings per share attributable to owners of the Company for the period (expressed in RMB per share)

Basic earnings per share	5	RMB	0.292	RMB	0.164

Diluted earnings per share	5	RMB	0.291	RMB	0.164

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Prepared under IFRS)

	Unaudited
	Six-month period
	ended 30 June
	2016	2015
	RMB’000	RMB’000

Profit for the period	3,153,697	1,788,174
Other comprehensive income for the period – net of tax	—	—

Total comprehensive income for the period	3,153,697	1,788,174

Profit attributable to:
– Owners of the Company	3,148,609	1,770,880
– Non-controlling interests	5,088	17,294

Total comprehensive income for the period	3,153,697	1,788,174

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET

(Prepared under IFRS)

As at 30 June 2016

		Unaudited	Audited
		30 June	31 December
		2016	2015
	Note	RMB’000	RMB’000

Assets

Non-current assets
Lease prepayment and other assets		735,295	783,016
Property, plant and equipment		13,750,082	14,383,319
Investment properties		398,794	405,572
Construction in progress		570,733	722,520
Investments accounted for using the equity method		3,464,789	3,311,139
Deferred income tax assets		87,673	71,045

		19,007,366	19,676,611

Current assets
Inventories		4,631,888	4,178,188
Trade receivables	7	1,086,626	488,560
Bills receivable	7	1,158,953	991,273
Other receivables and prepayments	7	228,770	245,401
Amounts due from related parties	7	1,175,953	1,163,128
Cash and cash equivalents		4,451,306	1,077,430

		12,733,496	8,143,980

Total assets		31,740,862	27,820,591

Equity

Equity attributable to owners of the Company
Share capital		10,800,000	10,800,000
Reserves	10	11,077,241	8,997,282

		21,877,241	19,797,282
Non-controlling interests		276,618	297,038

Total equity		22,153,859	20,094,320

INTERIM CONDENSED CONSOLIDATED BALANCE SHEET (CONTINUED)

(Prepared under IFRS)

As at 30 June 2016

		Unaudited	Audited
		30 June	31 December
		2016	2015
	Note	RMB’000	RMB’000

Liabilities

Current liabilities
Borrowings	8	859,657	2,070,000
Trade payables	9	2,024,730	1,562,232
Advance from customers		405,159	561,721
Bills payable	9	40,000	—
Other payables	9	3,546,609	1,898,754
Amounts due to related parties	9	2,087,419	1,573,967
Income tax payable		623,429	59,597

		9,587,003	7,726,271

Total liabilities		9,587,003	7,726,271

Total equity and liabilities		31,740,862	27,820,591

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

1.	Accounting policies

The accounting policies applied are consistent with those of the annual financial statements for the year ended 31 December 2015 as described in those annual financial statements.

(a)	New standards, amendments and interpretations to existing standards which are effective for accounting periods beginning on or after 1 January 2016 and adopted by the Group.

The following new and amended standards and interpretations are effective for the financial year beginning on 1 January 2016. None of them have a material impact on the Group.

•	Amendment from annual improvements – 2012 – 2014 cycle, on IFRS 7, ‘Financial instruments: Disclosures’ and IAS 34, ‘Interim financial reporting’;

•	Amendment to IAS 1 – ‘Disclosure initiative’

•	Amendment to IAS 27 – ‘Equity method in separate financial statements’

There are no other amended standards or interpretations that are effective for the first time for this interim period that could be expected to have a material impact on this Group.

(b)	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after 1 January 2016, and have not been applied in preparing these consolidated financial statements. Those applicable to the Group are listed below.

IFRS 9, ‘Financial Instruments’ on classification, measurement and derecognition of financial assets and financial liabilities, introduces new rules for hedge accounting and a new impairment model for financial assets. The standard does not need to be applied until 1 January 2018 but is available for early adoption. It is expected to have no significant impact on the consolidated financial statement of the Group.

IFRS 15, ‘Revenue from contracts with customers’ will replace IAS 18 which covers revenue arising from the sale of goods and the rendering of services and IAS 11 which covers construction contracts, based on the principle that revenue is recognised when control of a good or service transfers to a customer. The new standard is effective for first interim periods within annual reporting periods beginning on or after 1 January 2018, and will allow early adoption. The Group is assessing IFRS 15’s full impact.

IFRS 16, ‘Lease’ provides updated guidance on the definition of leases, and the guidance on the combination and separation of contracts and requires lessees to recognise lease liability reflecting future lease payments and a ‘right-of-use-asset’ for almost all lease contracts, with an exemption for certain short-term leases and leases of low-value assets. This standard is effective for annual periods beginning on or after 1 January 2019. The Group is assessing the impact of IFRS 16.

2.	Segment information

The basis of segmentation and the basis of measurement of segment profit or loss, and assets and liabilities are consistent with those of the annual financial statements for the year ended 31 December 2015.

	Six-month period ended			Six-month period ended
	30 June 2016			30 June 2015
			Revenue			Revenue
	Total	Inter	from	Total	Inter	from
	segment	segment	external	segment	segment	external
	revenue	revenue	customers	revenue	revenue	customers
	RMB’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000	RMB ’000

Synthetic fibres	999,011	—	999,011	1,277,780	—	1,277,780
Resins and plastics	4,787,639	40,622	4,747,017	5,424,043	49,134	5,374,909
Intermediate petrochemicals	8,939,032	4,693,316	4,245,716	9,855,653	4,806,577	5,049,076
Petroleum products	19,059,944	1,524,150	17,535,794	24,857,847	1,670,932	23,186,915
Trading of petrochemical products	9,710,137	706,127	9,004,010	7,754,411	932,368	6,822,043
All others segments	701,252	264,290	436,962	802,051	387,269	414,782

Total	44,197,015	7,228,505	36,968,510	49,971,785	7,846,280	42,125,505

	Six-month	Six-month
	period ended	period ended
	30 June 2016	30 June 2015
	RMB’000	RMB’000

Profit/(loss) from operations
Synthetic fibres	(227,203)	(198,708)
Resins and plastics	719,346	671,713
Intermediate petrochemicals	751,989	491,756
Petroleum products	2,457,516	1,038,809
Trading of petrochemical products	26,765	7,509
Others	(15,171)	69,165

Total consolidated profit from operations	3,713,242	2,080,244

Net finance income/(expense)	6,951	(137,237)
Share of profit of investments accounted for using the equity method	381,745	336,853

Profit before taxation	4,101,938	2,279,860

2.	Segment information (continued)

	30 June 2016	31 December 2015
	Total assets	Total assets
	RMB’000	RMB’000

Allocated assets
Synthetic fibres	1,565,924	1,624,351
Resins and plastics	1,624,808	1,578,493
Intermediate petrochemicals	4,379,081	4,557,760
Petroleum products	12,257,753	12,164,426
Trading of petrochemical products	1,455,364	924,622
All others	2,257,207	2,299,088

Allocated assets	23,540,137	23,148,740

Unallocated assets
Investments accounted for using the equity method	3,464,789	3,311,139
Cash and cash equivalents	4,451,306	1,077,430
Deferred tax assets	87,673	71,045
Others	196,957	212,237

Unallocated assets	8,200,725	4,671,851

Total assets	31,740,862	27,820,591

	30 June 2016	31 December 2015
	Total liabilities	Total liabilities
	RMB’000	RMB’000

Allocated liabilities
Synthetic fibres	316,374	272,717
Resins and plastics	867,937	646,347
Intermediate petrochemicals	901,151	675,470
Petroleum products	3,770,122	3,059,334
Trading of petrochemical products	1,571,094	948,775
Others	201,549	53,628

Allocated liabilities	7,628,227	5,656,271

Unallocated liabilities
Borrowings	859,657	2,070,000
Dividend payable	1,099,119	—

Unallocated liabilities	1,958,776	2,070,000

Total liabilities	9,587,003	7,726,271

3.	Profit before income tax

(a)	Finance income/(expenses) – net

	Six-month period ended 30 June
	2016	2015
	RMB’000	RMB’000

Interest income	39,989	23,457
Net foreign exchange gain	1,511	—

Finance income	41,500	23,457

Interest on bank and other borrowings	(34,549)	(141,005)
Net foreign exchange loss	—	(19,689)

Finance expenses	(34,549)	(160,694)

Finance income/(expenses) – net	6,951	(137,237)

(b)	Other (losses)/gains – net

	Six-month period ended 30 June
	2016	2015
	RMB’000	RMB’000

Loss on disposal of property, plant and equipment	(23,977)	—
Others	(1,719)	6,931

	(25,696)	6,931

3.	Profit before income tax (continued)

(c)	Operating items

	Six-month period ended 30 June
	2016 RMB’000	2015 RMB’000

Amortisation of lease prepayments	8,706	8,804
Depreciation	820,141	895,110
Research and development costs	47,144	14,265
Write-down of inventories	37,944	10,700
Impairment of property, plant and equipment	112,063	50,001
Net loss on disposal of property, plant and equipment	23,977	7,927

During the six-month period ended 30 June 2016, as a result of increasing market competition and low profit margin of the relevant products, the Company made impairment provisions of RMB 112,063 thousands to reduce the carrying amounts of polyester and filament production lines to their estimated net realizable values (six-month period ended 30 June 2015: RMB 50,001 thousands).

4.	Income tax expense

	Six-month period ended 30 June
	2016 RMB’000	2015 RMB’000

Provision for PRC income tax for the period	964,869	14,773
Deferred taxation	(16,628)	476,913

	948,241	491,686

The provision for PRC income tax is calculated at the rate of 25% (six-month period ended 30 June 2015: 25%) on the estimated taxable income of the six-month period ended 30 June 2016 determined in accordance with relevant income tax rules and regulations. The Group did not carry out overseas business and therefore does not incur overseas income taxes.

5.	Earnings per share

(a)	Basic

The calculation of basic profit per share is based on the profit attributable to equity shareholders of the Company for the six-month period ended 30 June 2016 of RMB3,148,609 thousands (six-month period ended 30 June 2015: profit of RMB1,770,880 thousands) and 10,800,000,000 shares (six-month period ended 30 June 2015: 10,800,000,000 shares) in issue during the interim period.

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Company has dilutive potential ordinary shares from share options. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s A shares for the six-month period ended 30 June 2016) based on the monetary value of the subscription rights attached to outstanding share options. The number of ordinary shares in issue is compared with the number of shares that would have been issued assuming the exercise of the share options.

The calculation of the diluted earnings per share for the six-month period ended 30 June 2016 and the six-month period ended 30 June 2015 was shown as:

	Six-month period ended 30 June
	2016 RMB’000	2015 RMB’000

Earnings
Profit attributable to owners of the Company	3,148,609	1,770,880

Weighted average number of ordinary shares in issue (thousands of shares)	10,800,000	10,800,000
Adjustments for share options granted (thousands of shares)	6,961	6,954

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	10,806,961	10,806,954

Diluted earnings per share (RMB)	0.291	0.164

6.	Dividends

Pursuant to a resolution passed at the annual general meeting held on 15 June 2016, a total dividend of RMB1,080,000 thousands was declared for the year ended 31 December 2015 and subsequently paid in July 2016. The Board of Directors did not propose any dividend in respect of the six-month period ended 30 June 2016.

Pursuant to a resolution passed at the annual general meeting held on 18 June 2015, no dividend was declared for the year ended 31 December 2014. The Board of Directors did not propose any dividend in respect of the six-month period ended 30 June 2015.

7.	Trade and other receivables

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000

Trade receivables	1,086,643	488,584
Less: allowance for doubtful debts	(17)	(24)

	1,086,626	488,560

Bills receivable	1,158,953	991,273
Amounts due from related parties	1,175,953	1,163,128

	3,421,532	2,642,961

Other receivables and prepayments (i)	228,770	245,401

	3,650,302	2,888,362

(i)	For the six-month period ended 30 June 2016, the associates and joint ventures of the Group declared dividends with total amount of RMB228,095 thousands to the Group (six- month period ended 30 June 2015: RMB19,115 thousands). As at 30 June 2016, RMB27,500 thousands among the aforementioned dividends were not yet received and therefore were recorded in other receivables and prepayments(31 December 2015: all the aforementioned dividends were received).

As at 30 June 2016, entrusted lendings of RMB 88,000 thousands included in other receivables and prepayments was made by the Group at interest rates ranged from 1.75% to 2.25% per annum, which will be due within twelve months from 30 June 2016 (31 December 2015: RMB 106,000 thousands at interest rates ranged from 1.75% to 3.00% per annum).

As at 30 June 2016, the Group didn’t have any trade receivable which was past due but not impaired (31 December 2015: Nil).

7.	Trade and other receivables (continued)

Amounts due from related parties represent trade-related balances.

The ageing analysis of trade receivables, bills receivable and amounts due from related parties (net of impairment loss for bad and doubtful debts) based on invoice date is as follows:

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000

Within one year	3,421,512	2,642,921
Above one year	20	40

	3,421,532	2,642,961

Bills receivable represent short-term bank acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivable.

As at 30 June 2016, no trade receivables or bills receivable was pledged as collateral (31 December 2015: nil).

Sales to third parties are generally on cash basis and letter of credit against payment. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

8.	Borrowings

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000

Short term loans
– Short term bank loans	789,657	1,700,000
– Short term loans from related parties	70,000	370,000

	859,657	2,070,000

At 30 June 2016, no borrowings were secured by property, plant and equipment (31 December 2015: nil).

8.	Borrowings (continued)

The Group has the following undrawn facilities:

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000

Expiring within one year	15,797,202	18,235,372
Expiring beyond one year	6,800,000	7,300,000

	22,597,202	25,535,372

These facilities have been arranged to finance the working capitals as well as ongoing investments on long-term assets.

The Company does not have any exposure to collateralised debt obligations. The Company has sufficient headroom to enable it to conform to covenants on its existing borrowings. The Company has sufficient undrawn financing facilities to service its operating activities and ongoing investments.

9.	Trade and other payables

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000

Trade payables	2,024,730	1,562,232
Bills payable	40,000	—
Amounts due to related parties	2,087,419	1,573,967

Subtotal	4,152,149	3,136,199

Staff salaries and welfares payable	167,512	39,999
Taxes payable (exclude income tax payable)	1,508,207	1,308,821
Interest payable	430	1,642
Dividends payable	1,099,119	19,119
Construction and maintenance payable	356,804	205,714
Other liabilities	414,717	323,459

Subtotal of other payables	3,546,609	1,898,754

	7,698,758	5,034,953

9.	Trade and other payables (continued)

As at 30 June 2016 and 31 December 2015, all trade and other payables of the Group were non-interest bearing, and their fair value, which are not financial liabilities, approximated their carrying amounts due to their short maturities.

As at 30 June 2016 and 31 December 2015, the ageing analysis of the trade payables (including amounts due to related parties of trading in nature) based on invoice date were as follows:

	As at 30 June 2016 RMB’000	As at 31 December 2015 RMB’000

Within one year	4,119,881	3,110,638
Between one and two years	9,696	3,240
Over two years	22,572	22,321

	4,152,149	3,136,199

10.	Reserves

(a)	Share option reserve

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants (0.359% of the total ordinary share capital issued). Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at an exercise price of RMB4.20 under vesting conditions. The options are exercisable starting two years from the grant date, subject to the following vesting conditions:

•	RoE of the Group should be no less than 9% for 2015, 9.5% for 2016 and 10% for 2017 in respect to the three vesting periods;

•	achieving the target compound annual growth rate of 5% in net profit for 2015, 2016 and 2017, respectively based on the net profit of 2013;

•	proportion of the main business revenue in the total revenue should be no less than 99%;

•	each of the above three conditions should be no lower than the 75% level of peer companies; and

•	achieving the target budget set by the Sinopec Corp..

10.	Reserves (continued)

The fair value of the employee services received in exchange for the grant of this equity-settled, share-based compensation plan is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium. As at 30 June 2016, no share option had been exercised yet.

The share options outstanding as at 30 June 2016 have the following vesting dates and exercise prices:

Vesting date	Exercise price (per share in RMB)	Outstanding shares

6 January 2017	4.20	15,504,000
6 January 2018	4.20	11,628,000
6 January 2019	4.20	11,628,000

The total fair value of share options at the grant date was RMB65,412 thousands, which has been valued by an external valuation expert using Black-Scholes valuation model.

The significant inputs into the model were as follows:

	Granting date

Spot share price	RMB	4.51
Exercise price	RMB	4.20
Expected volatility		41.20%
Maturity (years)		5.00
Risk-free interest rate		3.39%~3.67%
Dividend yield		1.00%

Share option expenses of RMB 11,350 thousands have been recognised in the condensed interim income statement for the six-month period ended 30 June 2016(six-month period ended 30 June 2015: RMB 11,901 thousands).

(b)	For the six-month period ended 30 June 2016, the Group transferred RMB 39,441 thousands (six-month period ended 30 June 2015: RMB 25,328 thousands) from retained earnings to reserves for the safety production fund determined according to relevant PRC regulations.

(c)	For the six-month period ended 30 June 2016 and six-month period ended 30 June 2015, no transfers were made to the statutory surplus reserve or the discretionary surplus reserve.

5.3	Reconciliation between financial statements prepared under CAS and IFRS

Amounts in

RMB’000

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is reviewed by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net profit attributable to shareholders of parent company (Consolidated)		Equity attributable to shareholders of parent company (Consolidated)
	Six months ended 30 June		30 June	31 December
	2016	2015	2016	2015
	(unaudited)	(unaudited)	(unaudited)

Under CAS	3,096,675	1,731,166	21,906,328	19,838,862
Adjustments under IFRS –
Government grants (a)	12,493	14,386	(29,087)	(41,580)
Safety production costs (b)	39,441	25,328	—	—

Under IFRS	3,148,609	1,770,880	21,877,241	19,797,282

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserve.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and property, plant and equipment are depreciated with applicable methods.

By order of the Board
Sinopec Shanghai Petrochemical Company Limited Wang Zhiqing
Chairman

Shanghai, the PRC, 23 August 2016

As at the date of this announcement, the executive Directors are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive Directors are Lei Dianwu and Mo Zhenglin; and the independent non-executive Directors are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng.

Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement

Continuing Connected Transactions

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. and the Existing Comprehensive Services Framework Agreement with China Petrochemical Corporation on 25 October 2013. Please refer to the 2013 Announcement and the 2013 Circular on the relevant continuing connected transactions issued by the Company on 25 October 2013 and 1 November 2013 respectively for details. At the 2013 EGM, the then Independent Shareholders of the Company approved the continuing connected transactions under the Existing Framework Agreements and the associated Annual Caps for each of the two years ended 31 December 2014, 2015 and the year ending 31 December 2016.

The Chenshan Oil Depot Area Assets Lease Agreement was subsequently terminated on 5 December 2013. Please refer to the connected transaction announcement issued by the Company on 5 December 2013 for more details. Except for the termination of the Chenshan Oil Depot Area Assets Lease Agreement, the terms of the Existing Framework Agreements and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged as at the date of this announcement.

As the Existing Framework Agreements will expire on 31 December 2016 and in order to ensure the normal operation of the Company, the Company entered into (1) the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. and (2) the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation on 23 August 2016 for a term of three years expiring on 31 December 2019. The effectiveness of the Renewed Framework Agreements are conditional upon the passing of the relevant resolutions at the EGM approving the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

1

The Continuing Connected Transactions are subject to the applicable requirements under Chapter 14A of the Hong Kong Listing Rules. In respect of the continuing connected transactions under the Renewed Framework Agreements, the relevant applicable percentage ratios set out in the Hong Kong Listing Rules are expected to exceed 5% on an annual basis. Therefore, the continuing connected transactions under the Renewed Framework Agreements constitute non-exempt continuing connected transactions of the Company under the Hong Kong Listing Rules, and such transactions together with the associated Annual Caps will be subject to the approval by the Independent Shareholders at the EGM.

In addition, in accordance with the Shanghai Listing Rules, the Renewed Framework Agreements and the continuing connected transactions contemplated thereunder, are subject to the approval by the Independent Shareholders and the applicable information disclosure procedures under the Shanghai Listing Rules.

An Independent Board Committee has been established to advise the Independent Shareholders as to the terms of the continuing connected transactions contemplated under the Renewed Framework Agreements and the proposed Annual Caps applicable thereto for each of the three years ending 31 December 2017, 2018 and 2019. Pursuant to the Shanghai Listing Rules, the independent non-executive Directors are required to opine on the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder.

A circular containing details of the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder and the respective advice of the Independent Board Committee and the independent financial adviser (the “circular”) will be despatched to the H Shareholders of the Company on or around 2 September 2016. The Company will convene the EGM on Tuesday, 18 October 2016, the notice of the EGM will be posted on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company. A notice of the EGM for the H Shareholders will be despatched together with the proxy form, notice of attendance and circular. Shareholders of the Company who are deemed to have an interest in any of the Continuing Connected Transactions (being Sinopec Corp. and its associates) shall abstain from voting at the relevant Shareholders’ meeting.

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1.	INTRODUCTION

The Company entered into the Existing Mutual Product Supply and Sales Service Framework Agreement and the Existing Comprehensive Services Framework Agreement on 25 October 2013, details of which were disclosed in the 2013 Announcement and the 2013 Circular. Please refer to the 2013 Announcement and the 2013 Circular on the relevant continuing connected transactions issued by the Company on 25 October 2013 and 1 November 2013 respectively for details. The then Independent Shareholders of the Company approved the continuing connected transactions under the Existing Framework Agreements and the associated Annual Caps for each of the three years ending 31 December 2014, 2015 and 2016 at the 2013 EGM of the Company held on 11 December 2013.

As the Existing Framework Agreements will expire on 31 December 2016 and in order to ensure the normal operation of the Company, the Company entered into (1) the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. and (2) the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation on 23 August 2016 for a term of three years expiring on 31 December 2019. The effectiveness of the Renewed Framework Agreements are conditional upon the passing of the relevant resolutions at the EGM approving the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

The Continuing Connected Transactions are subject to the applicable requirements under Chapter 14A of the Hong Kong Listing Rules. In respect of the continuing connected transactions under the Renewed Framework Agreements, the relevant applicable percentage ratios set out in the Hong Kong Listing Rules are expected to exceed 5% on an annual basis, therefore, the continuing connected transactions under the Renewed Framework Agreements constitute non-exempt continuing connected transactions of the Company under the Hong Kong Listing Rules, and such transactions together with the associated Annual Caps will be subject to the approval by the Independent Shareholders at the EGM.

In addition, in accordance with the Shanghai Listing Rules, the Renewed Framework Agreements and the continuing connected transactions contemplated thereunder, are subject to the approval by the Independent Shareholders and the applicable information disclosure procedures under the Shanghai Listing Rules.

At the 13th meeting of the eighth session of the Board held on 23 August 2016, the Board approved each of the Continuing Connected Transactions and the execution of the Renewed Framework Agreements.

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An Independent Board Committee has been established to advise the Independent Shareholders as to the terms of the Continuing Connected Transactions contemplated under the Renewed Framework Agreements and the proposed Annual Caps applicable thereto for each of the three years ending 31 December 2017, 2018 and 2019. Pursuant to the Shanghai Listing Rules, the Independent non-executive directors are required to opine on the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder.

A circular containing details of the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder and the respective advice of the Independent Board Committee and the independent financial adviser, will be despatched to the H Shareholders of the Company on or around 2 September 2016. The Company will convene the EGM on Tuesday, 18 October 2016, the notice of the EGM will be posted on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company. A notice of the EGM for the H Shareholders will be despatched together with the proxy form, notice of attendance and circular. Shareholders of the Company who are deemed to have an interest in any of the Continuing Connected Transactions (being Sinopec Corp. and its associates) shall abstain from voting at the relevant Shareholders’ meeting.

2.	CONTINUING CONNECTED TRANSACTIONS

2.1	Overview

Due to the special nature of the industry the Company operates in and as it is necessary for the operation of the Company’s business, the Company has, since its initial public offering on 6 July 1993, been conducting various transactions with China Petrochemical Corporation, Sinopec Corp. and their associates for, among other things, the purchase of raw materials (e.g. crude oil, naphtha, ethylene, etc.), the sale of petroleum products (e.g. gasoline, diesel, jet fuel, liquefied petroleum gas, etc.), the sale of petrochemical products (e.g. butadiene, benzene, and EO, etc.), and the provision of sales agency services of petrochemical products (e.g. resins, synthetic fiber monomers and polymers and synthetic fibers, etc.).

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 25 October 2013. As the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2016 and the Company intends to continue to conduct similar transactions in the future, the Company entered into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. so as to continue to obtain these products and services on 23 August 2016. The effectiveness of the Renewed Mutual Product Supply and Sale Services Framework Agreement is conditional upon the passing of the resolution at the EGM approving the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

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The Company has also from time to time obtained, in its ordinary and usual course of business, various non-core business services from service providers (including China Petrochemical Corporation and its associates) to support and supplement the Company’s core business. These services include construction, installation and engineering design services, petrochemical industry insurance services and financial services.

The Company entered into the Existing Comprehensive Services Framework Agreement with China Petrochemical Corporation on 25 October 2013. As the Existing Comprehensive Services Framework Agreement will expire on 31 December 2016 and the Company intends to continue to conduct similar transactions in the future, the Company entered into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation so as to continue to obtain these services on 23 August 2016. The effectiveness of the Renewed Comprehensive Services Framework Agreement is conditional upon the passing of the resolution at the EGM approving the Renewed Comprehensive Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

The table below sets forth a summary of each of the Continuing Connected Transactions governed by the Existing Framework Agreements and the Renewed Framework Agreements.

Category of connected transaction	Segment by product or activity	Connected parties	Expiry date	Historical figures (RMB in millions)			Annual Caps approved in 2013 (RMB in millions)			Estimated Annual Caps (RMB in millions)
				For the year ended 31 December		For the six months ended 30 June	For the year ending 31 December			For the year ending 31 December
				2014	2015	2016	2014	2015	2016	2017		2018		2019

Mutual Product Supply and Sale Services Framework Agreement

Purchase of raw materials	Crude oil, petrochemical feedstocks (e.g. naphtha, ethylene, etc.), other raw materials and goods	Provision of raw materials and goods to the Company by China Petrochemical Corporation, Sinopec Corp. and their associates	Three years expiring on 31 December 2019	39,271	30,926	11,213	85,254	91,444	94,475	63,257		74,689		80,286

Sale of petroleum products	Petroleum products (including gasoline, diesel, jet fuel, and liquefied petroleum gas etc.)	Sale of petroleum products by the Company to Sinopec Corp. and its associates	Three years expiring on 31 December 2019	54,018	41,731	16,582	65,479	75,678	79,586	82,507	*	96,166	*	102,914	*

Sale of petrochemical products	Petrochemical products (e.g. butadiene, benzene and EO etc.)	Sale of petrochemical products by the Company to Sinopec Corp. and its associates	Three years expiring on 31 December 2019	8,548	4,928	2,666	24,394	29,417	31,156

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Category of connected transaction	Segment by product or activity	Connected parties	Expiry date	Historical figures (RMB in millions)			Annual Caps approved in 2013 (RMB in millions)			Estimated Annual Caps (RMB in millions)
				For the year ended 31 December		For the six months ended 30 June	For the year ending 31 December			For the year ending 31 December
				2014	2015	2016	2014	2015	2016	2017	2018	2019

Property leasing	Property leasing services of certain housing units at Huamin Empire Plaza, No. 728, Yan’an Road West, Shanghai	Provision of property leasing services by the Company to Sinopec Corp. and its associates	Three years expiring on 31 December 2019	29	29	14	112	114	116	36	36	36

Agency sale of petrochemical products	Resins, synthetic fiber monomers and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products	Provision of sales agency services to the Company by Sinopec Corp. and its associates	Three years expiring on 31 December 2019	113	112	47	283	305	309	195	232	240

Comprehensive Services Framework Agreement

Construction, installation and engineering design services	Construction, installation and engineering design services regarding petrochemical plant	Provided to the Company by China Petrochemical Corporation and its associates	Three years expiring on 31 December 2019	144	159	64	668	1,593	1,824	1,788	2,621	3,444

Petrochemical industry insurance services	The provision of property insurance cover on the operations of the Company	Provided to the Company by China Petrochemical Corporation	Three years expiring on 31 December 2019	118	118	61	180	190	200	140	160	180

Financial services	The provision of financial services, including the arrangement of deposits, loans, financing leases, acceptance or discounting of bills, guarantees, and other financial services	Provided to the Company by an associate of China Petrochemical Corporation (Sinopec Finance Company Limited)	Three years expiring on 31 December 2019	61	32	2	300	300	300	200	200	200

*	the sale of petroleum products and the sale of petrochemical products are categorised as “the sale of petroleum products and petrochemical products” for the three years ending 31 December 2017, 2018 and 2019.

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2.2	The connected parties and their relationships

As at the date of this announcement, Sinopec Corp. holds 5,460,000,000 shares of the Company, representing approximately 50.56% of the Company’s issued share capital, and it is therefore the controlling shareholder of the Company. Sinopec Corp’s associates do not hold any shares in the Company. China Petrochemical Corporation is the controlling shareholder of Sinopec Corp., directly and indirectly holding a 71.32% equity interest of its issued share capital as at the date of this announcement, and is the de facto controller of the Company. Certain information regarding China Petrochemical Corporation and Sinopec Corp. is set out as follows:

Name of company:	Sinopec Corp.	China Petrochemical Corporation

Registered address:	No. 22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC	No. 22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC

Company type:	Joint stock limited company (listed in Hong Kong, Shanghai, New York and London)	State owned-enterprise

Authorized representative:	Wang Yupu	Wang Yupu

Date of incorporation:	25 February 2000	24 July 1998

Term of operation:	Permanent and renewable term	Permanent and renewable term

Registered capital:	RMB121,071,209,646	RMB274,866,534,000

Principal operation:	Exploration, exploitation, pipeline transportation and trading of crude oil and natural gas; production, trading, storage and transportation of chemical products such as refined oil, petrochemical products, chemical fibres, fertilisers and others; import and export of techniques and goods such as petroleum, natural gas, petroleum products, petrochemical products, and other chemical products; as well as import and export business agent of the aforementioned goods and techniques; research, exploration and application of techniques and information.	According to the its restructuring strategy in 2000, China Petrochemical Corporation injected its chemicals business into Sinopec Corp. China Petrochemical Corporation continue to operate several petrochemical facilities and small-scale refining plants. Its services include: provision of drilling, logging and downhole operation services, production and maintenance of manufacturing equipment; project construction service and water, electricity and other public utilities and social services.

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The relationship of China Petrochemical Corporation and Sinopec Corp. between the Company and its de facto controller are set out below:

*	Includes 553,150,000 H shares of Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, a wholly-owned international subsidiary of China Petrochemical Corporation, through HKSCC (Nominees) Limited.

Both China Petrochemical Corporation and Sinopec Corp. are controlling shareholders of the Company as defined under the Hong Kong Listing Rules and are controlling shareholders and de facto controller of the Company under the Shanghai Listing Rules. Therefore, China Petrochemical Corporation and Sinopec Corp. and their associates are connected persons of the Company under the Hong Kong Listing Rules and the Shanghai Listing Rules. China Petrochemical Corporation is the ultimate beneficial owner of the Company and Sinopec Corp..

In addition, an associate of Sinopec Corp. holds 22.67% equity interest in one of the Company’s subsidiaries, China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”). Therefore, Jinshan Associated Trading is a connected person of the Company pursuant to Rule 14A.16 of the Hong Kong Listing Rules and the relevant rules of the Shanghai Listing Rules.

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2.3	Background, reasons for the transactions, pricing policies and the proposed Annual Caps

2.3.1	Purchase of raw materials

Background: The Company produces over 60 different types of products representing a broad range of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. Each of these products is created from the chemical processing of crude oil, naphtha, ethylene, propylene, aromatics and other intermediate petrochemicals. In order to ensure a steady, orderly, continuing and efficient operation of the Company, since the Company’s initial public offering on 6 July 1993, the Company has been purchasing and will continue to purchase most of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods (such as spare parts) from or via Sinopec Corp. and its associates at market prices, for producing various types of products.

The Company has also been utilising the crude oil reserves of China Petrochemical Corporation by borrowing and purchasing crude oil from Sinopec Petroleum Reserve Company Limited (“Sinopec Reserve”) according to the Company’s production plans, stocks of crude oil and estimates on market demand.

The table below sets out the historical figures of the Company’s aggregate purchases of petrochemical raw materials and other materials and goods from China Petrochemical Corporation, Sinopec Corp. and their associates for each of the two years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2014	2015	2016

Aggregate purchases of petrochemical raw materials and other materials and goods from China Petrochemical Corporation, Sinopec Corp. and their associates	39,271	30,926	11,213

9

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement, which governs, among other things, the continuing connected transaction regarding the purchase of raw materials, with China Petrochemical Corporation and Sinopec Corp. on 25 October 2013. The Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2013 EGM. Except for the termination of the Chenshan Oil Depot Area Assets Lease Agreement, as at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2016, the Company entered into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 23 August 2016 so as to continue to purchase petrochemical raw materials and other materials and goods which are necessary for production from or via China Petrochemical Corporation, Sinopec Corp. or their associates at market price for the three years ending 31 December 2017, 2018 and 2019. The effectiveness of Renewed Mutual Product Supply and Sale Services Framework Agreement is conditional upon the passing of the resolution at the EGM approving the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

Reasons for such transactions: As the Group does not possess reserves of crude oil and other raw materials, it is necessary for the Company to continue to purchase raw materials to ensure continuing operation of its business. The oil and petrochemical industry in the PRC has always been subject to extensive regulations by the PRC government which implements a regulation on issuing licences to qualified crude oil business operators. The Company may only purchase crude oil from licensed crude oil suppliers. China Petrochemical Corporation, Sinopec Corp. and their associates (e.g. China International United Petroleum & Chemicals Company Limited and Sinopec Reserve) are licensed crude oil suppliers. In addition, China Petrochemical Corporation, Sinopec Corp. and its associates have large crude oil storage tanks and pipeline transportation facilities which are close to the Company’s production site. The Company considers that using the pipeline facilities of China Petrochemical Corporation, Sinopec Corp. and their associates to import crude oil ensures a stable and secure supply of crude oil and reduce transportation costs of crude oil.

The Company has been purchasing petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods at market prices from or via Sinopec Corp. and its associates (including China International United Petroleum and Chemicals Company Limited, Shanghai Secco Petrochemical Company Limited, etc.). The Company considers that an interruption of raw materials supply from Sinopec Corp. would cause difficulties to and increase costs of the operation of the Company, and therefore have a material adverse impact on the Company’s production of its petroleum products and petrochemical products. The Company has also been utilising the crude oil reserves of Sinopec Reserve by purchasing and borrowing crude oil from Sinopec Reserve, which allows the Company to reduce its stock of crude oil, and to adjust and optimise its stock of crude oil according to production plans, stock status of crude oil and estimates on market demand.

10

Accordingly, the Board believes that reliability and stability of supply of raw materials is crucial to the safe, steady, long-term, fully-loaded and optimised operation of the Company and it is in the interest of the Company and its Shareholders as a whole to continue the purchase and borrowing of raw materials from or via China Petrochemical Corporation, Sinopec Corp. and their associates.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the purchase of petrochemical raw materials (such as crude oil, naphtha, ethylene, etc.) and other materials and goods from or via China Petrochemical Corporation, Sinopec Corp. and their associates are priced in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s purchases shall follow the State tariffs; or

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s purchases shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s purchases shall be determined in accordance with the prevailing market prices (including any bidding prices).

Based on the above pricing policy:

As at the date of this announcement, there are no applicable State (central and local governments) tariffs or guidance prices in relation to the raw materials purchased from or via China Petrochemical Corporation, Sinopec Corp. and their associates. The price of raw materials shall therefore be determined in accordance with the prevailing market prices.

The price of crude oil purchased from Sinopec Corp. and its associates are determined on the basis of prevailing market prices that Sinopec Corp. and its associates acquire crude oil from the open market at the prevailing market prices plus an agency fee, which is determined in accordance with prevailing market commission rates for agency purchases of crude oil from the open market. The Company closely tracks the market and chooses the type and quantity of oil on its own, leaving the price to be decided by the market; and the price of crude oil purchased from China Petrochemical Corporation and its associates (such as Sinopec Reserves) is determined on the basis of the average price one month before crude oil is planned for delivery from stocks (pricing month) while taking into account any price adjustment, and the average price is calculated based on the daily spot prices of the relevant type of crude oil in the pricing month published by Platts (a division of the McGraw Hill Companies, Inc.); the freight is determined on the basis of the average freight for the routes of China Petrochemical Corporation and Sinopec Corp. for that type of oil during the pricing month; and the exchange rate is calculated at the exchange rate on the first trading day of the month in which crude oil is planned for delivery from stocks. The fee of usage of crude oil borrowed by the Company is calculated on the basis of 70% of the costs of purchase such as CIF, miscellaneous purchase expenses, transportation expenses, insurance expenses and taxes for the same type of oil in the month of borrowing the crude oil (borrowing month), and on the basis of 90% of the interest rate for a six-month loan as announced by the PBOC during the borrowing month.

11

The price of other petrochemical raw materials (other than crude oil) purchased from China Petrochemical Corporation, Sinopec Corp. and their associates is determined in accordance with the order price or contract price of external sales, taking into account of factors, such as freight rate and quality.

The price of other materials and goods (such as spare parts) is determined through price enquiry and comparison on the relevant price websites or by referring to the prices of similar transactions in surrounding markets or by tender through the e-commerce system.

The Company will settle the payment for its raw material purchases by way of cash in accordance with the payment terms set out in each of the individual contracts for the purchase of such raw materials.

Annual Caps: For the three years ending 31 December 2017, 2018 and 2019, the Company proposed that the annual transaction values in relation to the purchase of raw materials from China Petrochemical Corporation, Sinopec Corp. and their associates shall not, in aggregate, exceed the Annual Caps of RMB63.257 billion, RMB74.689 billion and RMB80.286 billion, respectively. In 2013, the then Independent Shareholders of the Company approved the Annual Caps of RMB85.254 billion, RMB91.444 billion and RMB94.475 billion in relation to the purchase of raw materials for the two years ended 31 December 2014 and 2015 and the year ending 31 December 2016, respectively. The Annual Caps for 2014 and 2015 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2016 will not be exceeded.

12

The Annual Caps for the three years ending 31 December 2017, 2018 and 2019 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of purchases of raw materials from or via China Petrochemical Corporation, Sinopec Corp. and their associates;

(b)	considering the fluctuation of crude oil prices in the last few years, the Company’s estimate of the impact of possible price fluctuations on crude oil and other major raw materials brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market;

(c)	the Company’s estimate of its business growth and expansion of business of the Company’s subsidiary, Jinshan Associated Trading Company; and

(d)	the Company’s estimate that the exchange rate of the RMB to US Dollar may fluctuate in the future.

The increase in the proposed Annual Caps for the three years ending 31 December 2017, 2018 and 2019 compared to the historical figures is primarily due to:

(a)	the historical figures were far below the annual caps approved by the then Independent Shareholders of the Company in 2013, which was primarily due to the unexpected decrease in the crude oil prices in the international market. Crude oil is the main raw materials for the Company and the prices of which is affected by many factors. It is difficult to do an accurate projection of the prices. Based on the crude oil transactions in recent years (the average price of Brent oil on the London International Exchange for 2012-2015 was US$111.63/barrel, US$108.65/barrel, US$98.95/barrel and US$52.38/barrel, respectively) and with reference to the projections by various professional institutions, the Annual Caps are determined with reference to the crude oil CIF price of US$70/barrel, US$80/barrel and US$80/barrel for the three years ending 31 December 2017, 2018 and 2019 (which are at the higher end of the projections by the professional institutions) and the estimated exchange rate of US$1:RMB7; and

(b)	the Company plans to construct new 790,000 T/Y 3# Ethylene plant and 100,000 T/Y EVA plant, Refined oil products upgrading and mix improvement project, Feedstock flexibility improvement project on ethylene plant, Ethylene products utilization project as well as other environmentally-friendly, energy-saving technological upgrade projects. Construction and operation of the abovementioned projects will further increase the Company’s demand for raw materials and goods.

13

Accordingly, the Company expects the demand for raw materials and the transaction amounts to increase as a result.

2.3.2	Sale of petroleum products and petrochemical products

Background: Transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc., are subject to regulations by the PRC government which implements a regulation on issuing licences to qualified petroleum products business operators. The Company is only allowed to sell petroleum products to companies with the licenses to conduct transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc., Sinopec Corp. and its associates (e.g. Sinopec Huadong Sales Company Limited) are licensed petroleum products business operators, hence, since the Company’s initial public offering on 6 July 1993, the Company has been selling and will continue to sell petroleum products to Sinopec Corp. and its associates.

Sinopec Corp. was one of the Company’s five largest customers for each of the two years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016. The table below sets out the historical figures of the Company’s aggregate sales of petroleum products to Sinopec Corp. and its associates for each of the two years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2014	2015	2016

Aggregate sale of petroleum products to Sinopec Corp. and its associates	54,018	41,731	16,582

In addition to sale of petroleum products, the Company has in the past in the ordinary and usual course of its business sold certain petrochemical products, including butadiene, benzene and ethylene oxide (“EO”) etc., to Sinopec Corp. and its associates.

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The table below sets forth the historical figures of the Company’s total sales of its petrochemical products to Sinopec Corp. and its associates for each of the two years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2014	2015	2016

Total Sale of petrochemical products to Sinopec Corp. and its associates	8,548	4,928	2,666

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement, which governs, among other things, the continuing connected transaction regarding the sale of petroleum products and the sale of petrochemical products, with China Petrochemical Corporation and Sinopec Corp. on 25 October 2013. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2013 EGM. Except for the termination of the Chenshan Oil Depot Area Assets Lease Agreement, as at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2016, the Company entered into the Renewed Mutual Product Supply and the Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 23 August 2016 so as to continue the sale of petroleum products and petrochemical products to Sinopec Corp. and its associates for the three years ending 31 December 2017, 2018 and 2019.

The Company has historically categorized the sale of petroleum products and petrochemical products as two categories of connected transactions. Taking into account the transactions are in substance one transaction involving the sale of products to Sinopec Corp. and its associates, going forward the Company will consider the sale of petroleum products and petrochemical products as one category of connected transaction.

15

The effectiveness of the Renewed Mutual Product Supply and Sale Services Framework Agreement is conditional upon the passing of the resolution at the EGM approving the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

Reasons for such transaction: Transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc., are subject to regulations by the PRC government which implements a regulation on issuing licences to qualified petroleum products business operators. The Company is only allowed to sell petroleum products to companies with the licences to conduct transactions involving sale and purchase of petroleum products including gasoline, diesel, jet fuel and liquefied petroleum gas, etc., Sinopec Corp. and its associates (e.g. Sinopec Huadong Sales Company Limited) are licensed petroleum products business operators. In addition, Sinopec Corp. and its associates own widespread petroleum products sales network and possess a fairly high market share in domestic petroleum product market. Therefore, selling petroleum products via the channel of Sinopec Corp. and its associates would help the Company benefit from its solid commercial network and improve the Company’s competitiveness.

The Company believes that the sale of petrochemical products to Sinopec Corp. and its associates at market price reduces the needs for a prolonged storing of its petrochemical products in its inventory, optimises its operation, largely reduces impact of fluctuation of market demand and ensures stable profits. In addition, as the Company has already established an amicable customer-supplier relationship with Sinopec Corp., it believes that an alliance with a reputable international petrochemical corporation such as Sinopec Corp. can assist the retention of its existing product users and the development and market expansion for its products.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the sale of petroleum products and petrochemical products to Sinopec Corp. and its associates is determined in accordance with the following pricing policies:

(a)	if there are applicable State (central and local governments) tariffs, the pricing of the Company’s sales shall follow the State tariffs; or

(b)	if there are no State tariffs, but if there are applicable State’s guidance prices, the pricing of the Company’s sales shall follow the State’s guidance prices; or

(c)	if there are no applicable State tariffs or State’s guidance prices, the pricing of the Company’s sales shall be determined in accordance with the prevailing market prices (including any bidding prices).

16

Based on the above pricing policy:

(i)	State tariffs and State’s guidance prices

The price charged by the Company in relation to the sale of petroleum products to Sinopec Corp. and its associates are constrained by the relevant pricing requirements stipulated by the relevant government authorities, and the State tariffs and State’s guidance prices provide pricing references to the price charged by the Company.

The government pricing for different products is determined based on the following:

Types of product with State tariff or State’s guidance prices	Primary basis for price determination

Petroleum products (Gasoline, Diesel)	According to the Circular of the National Development and Reform Commission on Further Improving the Pricing Mechanism of Refined Oil (Fa Gai Jia Ge ) issued by the National Development and Reform Commission on 13 January 2016 and the Rules for Pricing of Peteoleum Management Method issued on the same day, the retail price and wholesale price of gasoline and diesel, as well as the supply price of gasoline and diesel to special users such as social wholesale enterprises, railway and transportation, etc., shall be State’s guidance prices; the supply price of gasoline and diesel to the national reserve and Xinjiang Production and Construction Corps, shall be State tariffs. The price of gasoline and diesel may be adjusted every ten working days with reference to the changes in the international market price of crude oil. The National Development and Reform Commission publishes the information on adjustments by information release.

17

Jet fuel	According to the Circular of the National Development and Reform Commission on the Market Price of Jet Fuel (Fa Gai Jia Ge ) issued by the National Development and Reform Commission on 15 February 2015, the price of jet fuel is determined in accordance with the CIF cum tax price for jet fuel imports from the Singapore market.

(i)	Prevailing market prices

As at the date of this announcement, there are no applicable State (central and local governments) tariffs or guidance prices in relation to the petrochemical products sold by the Company. The price of petrochemical products sold by the Company shall therefore be determined in accordance with the order price or contract price of external sales, taking into account of factors, such as freight rate and quality.

Sinopec Corp. and its associates will settle payment for their purchases of the Company’s petroleum products and petrochemical products by way of cash in accordance with the payment terms set out in each of the individual sales contracts for the sale of such petroleum products and petrochemical products.

Annual Caps: For the three years ending 31 December 2017, 2018 and 2019, the Company proposed that the annual transaction values in relation to the sale of petroleum products and petrochemical products to Sinopec Corp. and its associates shall not, in aggregate, exceed the Annual Caps of RMB82.507 billion, RMB96.166 billion and RMB102.914 billion, respectively. In 2013, the then Independent Shareholders of the Company approved the Annual Caps of RMB65.479 billion, RMB75.678 billion and RMB79.586 billion in relation to the sale of petroleum products for the two years ended 31 December 2014 and 2015 and the year ending 31 December 2016, respectively. In 2013, the then Independent Shareholders of the Company approved the Annual Caps of RMB24.394 billion, RMB29.417 billion and RMB31.156 billion in relation to the sale of petrochemical products for the two years ended 31 December 2014 and 2015 and the year ending 31 December 2016, respectively. The Annual Caps for 2014 and 2015 were not exceeded and based on the current estimate, the Company is of the view that the Annual Caps for 2016 will not be exceeded.

18

The Annual Caps for the three years ending 31 December 2017, 2018 and 2019 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the sale of petroleum products and petrochemical products to Sinopec Corp. and its associates;

(b)	considering the fluctuation of crude oil prices in the last few years, the Company’s estimate of the impact of possible price fluctuations on crude oil brought by geopolitical factors, fluctuation of exchange rate of US dollars and speculations on energy prices caused by speculative funds in the international capital market, which cause fluctuation to the prices of petroleum products and petrochemical products;

(c)	the Company’s estimate of the improvement in the petroleum product mix and the enhancement in quality of petroleum products in China;

(d)	the Company’s estimate of the increase in its production capacity of petrochemical products and expansion of business of the Company’s subsidiary, Jinshan Associated Trading Company;

(e)	the Company’s estimate of the increase in the market prices of petrochemical products resulting from an increase in international crude oil prices.

The increase in the proposed Annual Caps for the three years ending 31 December 2017, 2018 and 2019 compared to the historical figures is primarily due to:

(a)	based on the crude oil transactions in the recent years (the average price of Brent oil on the London International Exchange for 2012-2015 was US$111.63/barrel, US$108.65/barrel, US$98.95/barrel and US$52.38/barrel, respectively) and with reference to the projections by various professional institutions, the Annual Caps are determined with reference to the crude oil CIF price of US$70/barrel, US$80/barrel and US$80/barrel for the three years ending 31 December 2017, 2018 and 2019; and

(b)	the Company plans to construct new 790,000 T/Y 3# Ethylene plant and 100,000 T/Y EVA plant, Refined oil products upgrading and mix improvement project, Feedstock flexibility improvement project on ethylene plant and Ethylene products utilization project. Construction and operation of the abovementioned projects will increase the Company’s petroleum products and petrochemical products.

19

Accordingly, the Company expects the sale of petroleum products and petrochemical products and the transaction amounts to increase as a result.

2.3.3	Property leasing

Background: In 2004, the Company purchased the property rights of the 16th to 28th floors of Huamin Empire Plaza, No. 728 Yan’an Road West, Shanghai, to be used as the Company’s city office while part of the property was leased out. In 2007, the Company decided to lease the property to Sinopec Corp. and its associates considering their strong financial background and included the property leasing into the Existing Mutual Product Supply and Sales Services Framework Agreement.

The table below sets forth the historical figures of the Company’s annual transaction values in relation to property leasing to Sinopec Corp. and its associates for each of the two years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016:

	Historical figures
	(RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2014	2015	2016

Annual transaction values in relation to property leasing to Sinopec Corp. and its associates	29	29	14

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 25 October 2013, which governs, among other things, the relevant continuing connected transaction regarding leasing of property. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2013 EGM. Except for the termination of the Chenshan Oil Depot Area Assets Lease Agreement, as at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2016, the Company entered into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 23 August 2016 so as to continue the leasing of properties to Sinopec Corp. and its associates for the three years ending 31 December 2017, 2018 and 2019.

20

The effectiveness of the Renewed Mutual Product Supply and Sale Services Framework Agreement is conditional upon the passing of the resolution at the EGM approving the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

Reasons for such transactions: Part of the property is leased to Sinopec Corp. and its associates. Taking into account (i) the solid financial background and reputation of Sinopec Corp. and (ii) the fact that Sinopec Corp. is able to rent many rooms for a relatively long period of time, the Board proposed the Company to continue leasing the property to Sinopec Corp. and its associates in the future.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sales Service Framework Agreement, the leasing of property to Sinopec Corp. and its associates is priced with reference to the then prevailing market conditions and at a rate that is no less favourable than the rental of other similar or comparable spaces and/or units in Huamin Empire Plaza that the Company charges to independent third parties. Where the similar or comparable spaces and/or units are not available, with reference to the rental of commercial properties that are of the same grade as and that are close to Huamin Empire Plaza in the same district.

The Company will generally receive rent in cash in accordance with the payment terms set out in the individual lease agreement.

Annual Caps: For the three years ending 31 December 2017, 2018 and 2019, the Company proposed that the annual transaction values in relation to property leasing to Sinopec Corp. and its associates shall not, in aggregate, exceed the Annual Caps of RMB36 million, RMB36 million and RMB36 million, respectively. In 2013, the then Independent Shareholders of the Company approved the Annual Caps of RMB112 million, RMB114 million and RMB116 million in relation to the leasing of the property for the two years ended 31 December 2014 and 2015 and the year ending 31 December 2016, respectively. The Annual Caps for 2014 and 2015 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2016 will not be exceeded.

The Annual Caps for the three years ending 31 December 2017, 2018 and 2019 are determined with reference to:

(a)	the market prices of similar properties in Shanghai in the past three years; and

(b)	the Company’s estimate of the increase in rental prices for office properties in Shanghai.

21

The decrease in the proposed Annual Caps for the years ending 31 December 2017, 2018 and 2019 compared to the previous Annual Caps is primarily due to the termination of the Chenshan Oil Depot Area Assets Lease Agreement.

2.3.4	Agency sale of petrochemical products

Background: In the ordinary and usual course of the Company’s business, the Company has in the past entered into sale arrangements with its agents pursuant to which the agents will, on behalf of the Company, procure purchasers for the Company’s petrochemical products, including resins, synthetic fiber monomers and polymers, synthetic fibers, intermediate petrochemicals, by-products of ethylene crackers and aromatics complex, as well as off-spec products related to the aforementioned five types of products, on a commission basis.

The sales agents with whom the Company entered into these ongoing arrangements include Sinopec Corp. and its associates. The table below sets forth the historical figures of the aggregate agency commissions that the Company paid to Sinopec Corp. and its associates for each of the two years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016:

	Historical figures
	(RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2014	2015	2016

Aggregate agency commissions the Company paid to Sinopec Corp. and its associates	113	112	47

The Company entered into the Existing Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 25 October 2013, which governs, among other things, the continuing connected transaction regarding agency sale of petrochemical products. The terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2013 EGM. Except for the termination of the Chenshan Oil Depot Area Assets Lease Agreement, as at the date of this announcement, the terms of the Existing Mutual Product Supply and Sale Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. However, as the Existing Mutual Product Supply and Sale Services Framework Agreement will expire on 31 December 2016, the Company entered into the Renewed Mutual Product Supply and Sale Services Framework Agreement with China Petrochemical Corporation and Sinopec Corp. on 23 August 2016 so as to continue to appoint Sinopec Corp. and its associates as agents of the Company in respect of the agency sale of the Company’s petrochemical products for the three years ending 31 December 2017, 2018 and 2019. The effectiveness of the Renewed Mutual Product Supply and Sale Services Framework Agreement is conditional upon the passing of the resolution at the EGM approving the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

22

Reasons for such transactions: Trading, distribution and marketing of the Company’s products are important elements in the success of the business of the Company. Sinopec Corp. is one of the largest petrochemical companies in the world and has a strong global trading, distribution and marketing network. The Company considers that by appointing Sinopec Corp. and its associates as its sales agents, it will benefit from Sinopec Corp.’s experience, expertise and strong global network, increase the sales of its petrochemical products, avoid peer competition and further improve the Company’s bargaining position with customers.

Pricing: Pursuant to the Renewed Mutual Product Supply and Sale Services Framework Agreement, the commissions payable to Sinopec Corp. and its associates in connection with the agency sale of the Company’s petrochemical products are based on the amount of products for agency sale with reference to the prevailing market commission rates for agency sale of the Company’s petrochemical products.

The Company will pay the commissions by cash generally on a monthly basis.

Annual Caps: For the three years ending 31 December 2017, 2018 and 2019, the Company proposes the annual agency commission payable to Sinopec Corp. and its associates for sale of the Company’s petrochemical products shall not, in aggregate, exceed the Annual Caps of RMB195 million, RMB232 million and RMB240 million, respectively. In 2013, the then Independent Shareholders of the Company approved the Annual Caps of RMB283 million, RMB305 million and RMB309 million in relation to the annual agency sale of the Company’s petrochemical products for the two years ended 31 December 2014 and 2015 and the year ending 31 December 2016, respectively. The Annual Caps for 2014 and 2015 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2016 will not be exceeded.

23

The Annual Caps for the three years ending 31 December 2017, 2018 and 2019 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of agency sale of petrochemical products through Sinopec Corp. and its associates;

(b)	the Company’s estimate of the increase in petrochemical product prices resulting from the increase in international crude oil prices; and

(c)	the Company’s estimate of its increase in production capacity.

The Company plans to construct new 790,000 T/Y 3# Ethylene plant and 100,000 T/Y EVA plant, Refined oil products upgrading and mix improvement project, Feedstock flexibility improvement project on ethylene plant, Ethylene products utilization project. Construction and operation of the abovementioned projects will increase quantity of petrochemical products.

Accordingly, the Company expects the agency sale of its petrochemical products to increase as a result.

2.3.5	Provision of construction, installation and engineering design services

Background: In order to upgrade and optimise existing products and processes and to develop and improve new technology, products, processes and equipment relating to its business, the Company maintains several technology development centres and research institutes. The detailed engineering and implementation of such designs are carried out by external service providers.

Since the Company’s initial public offering on 6 July 1993, the Company has from time to time obtained, in the ordinary and usual course of its business, construction, installation and engineering design services from external service providers including Sinopec Ningbo Engineering Company Limited and Sinopec Shanghai Engineering Company Limited, both of which are subsidiaries of Sinopec Engineering (Group) Co., Ltd. (“Sinopec Engineering”).

24

The table below sets forth the historical figures of the aggregate construction, installation and engineering design fees the Company paid to China Petrochemical Corporation and its associates for each of the two years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2014	2015	2016

Aggregate construction, installation and engineering design fees the Company paid to China Petrochemical Corporation and its associates	144	159	64

The Company entered into the Existing Comprehensive Services Framework Agreement with China Petrochemical Corporation on 25 October 2013, which governs, among other things, the continuing connected transaction regarding construction, installation and engineering design with China Petrochemical Corporation. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2013 EGM. As at the date of this announcement, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Comprehensive Services Framework Agreement will expire on 31 December 2016, the Company entered into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation on 23 August 2016 so as to continue to obtain construction, installation and engineering design services from China Petrochemical Corporation and its associates for the three years ending 31 December 2017, 2018 and 2019. The effectiveness of the Renewed Comprehensive Services Framework Agreement is conditional upon the passing of the resolution at the EGM approving the Renewed Comprehensive Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

25

Reasons for such transactions: The Company believes that China Petrochemical Corporation and its associates have consistently been able to meet the Company’s stringent demands for highly technical design, as well as construction and installation specifications and timely delivery of services of good quality. As the Company considers that having reliable and co-operative service providers are important and beneficial to the Company, obtaining services from China Petrochemical Corporation and its associates allows the Company to ensure timely completion of its future projects while maintaining the requisite quality. In addition, obtaining construction, installation and engineering design services from China Petrochemical Corporation and its associates will minimise the risk of leakage of intellectual property and trade secrets to third parties in the process of providing such services.

Pricing: Pursuant to the Renewed Comprehensive Services Framework Agreement, the fees payable to China Petrochemical Corporation and its associates in relation to the provision of construction, installation and engineering design services are priced with reference to the prevailing market prices. In determining whether the consideration is in line with prevailing market prices, the Company will refer to the bidding prices quoted by at least two independent third parties providing services with comparable scale where such services were provided under normal trading conditions for such services. Due to the unique nature of engineering design services, it is not feasible to obtain quotations from at least two independent service providers and the Company will refer to the prices of at least two transactions of a similar nature. Following receipt of the quotation, the Company will compare and negotiate the price and terms of the quotation on an arm’s length basis, and determine the selection of service provider by taking into account factors such as price quotations, quality of the products and services, particular needs of the project, technical advantages of the service providers, ability of the service providers in meeting delivery schedules and to continuously provide the services, and qualification and relevant experiences of the service providers.

The Company will settle the fees by cash in accordance with the payment terms set out in each of the individual service contracts for the provision of such services.

Annual Caps: For the three years ending 31 December 2017, 2018 and 2019, the Company proposed that the annual fees payable in relation to the provision of construction, installation and engineering design services by China Petrochemical Corporation and its associates shall not, in aggregate, exceed the Annual Caps of RMB1,788 million, RMB2,621 million and RMB3,444 million, respectively. In 2013, the then Independent Shareholders of the Company approved Annual Caps of RMB668 million, RMB1,593 million and RMB1,824 million in relation to the provision of construction, installation and engineering design services for the two years ended 31 December 2014, 2015 and the year ending 31 December 2016, respectively. The Annual Caps for 2014 and 2015 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2016 will not be exceeded.

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The Annual Caps for the three years ending 31 December 2017, 2018 and 2019 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of construction, installation and engineering design services by China Petrochemical Corporation and its associates;

(b)	the Company’s estimate of the construction, installation and engineering design services costs which are required to satisfy its existing and future development; and

(c)	the Company’s estimate of the increase in the market prices of construction, installation and engineering design services based on the historical economic data and data in relation to the future economic growth in the PRC.

The Company plans to construct new 790,000 T/Y 3# Ethylene plant and 100,000 T/Y EVA plant, Refined oil products upgrading and mix improvement project, Feedstock flexibility improvement project on ethylene plant, Ethylene products utilization project as well as other environmentally-friendly, energy-saving technological upgrade projects. Construction of the abovementioned projects will significantly increase the cost of construction, installation and engineering design. According to the Company’s current project investment plan, the capital expenditure for the abovementioned projects during the years of 2017, 2018 and 2019 are expected to be over RMB3.7 billion, RMB9.2 billion and RMB8.9 billion, respectively. The implementation of the abovementioned projects are subject to the approval of relevant PRC government authorities.

2.3.6	Provision of petrochemical industry insurance agency services

Background: Since the Company’s initial public offering on 6 July 1993, the Company has been, in the ordinary and usual course of its business, using insurance services provided by China Petrochemical Corporation for the property insurance cover on the operations of the Company.

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The table below sets forth the historical figures of the aggregate insurance premium the Company paid to China Petrochemical Corporation for each of the two years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2014	2015	2016

Aggregate insurance premium the Company paid to China Petrochemical Corporation	118	118	61

The Company entered into the Existing Comprehensive Services Framework Agreement, which governs, among other things, the continuing connected transaction regarding the provision of petrochemical industry insurance services, with China Petrochemical Corporation on 25 October 2013. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2013 EGM. As at the date of this announcement, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Comprehensive Services Framework Agreement will expire on 31 December 2016, the Company entered into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation on 23 August 2016 so as to continue to obtain petrochemical industry insurance services from China Petrochemical Corporation and its associates for the three years ending 31 December 2017, 2018 and 2019. The effectiveness of the Renewed Comprehensive Services Framework Agreement is conditional upon the passing of the resolution at the EGM approving the Renewed Comprehensive Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

Reasons for such transactions: Captive insurance has been widely adopted in the petrochemical industry. The Ministry of Finance has already granted approval for China Petrochemical Corporation to provide captive insurance services to its affiliates. The Company believes that maintaining a suitable insurance coverage for the Company’s operation is important and will minimise the Company’s risk exposure. Obtaining insurance services from China Petrochemical Corporation allows the Company to secure essential insurance coverage for its operation and is therefore beneficial to the Company.

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Pricing: Pursuant to the Renewed Comprehensive Services Framework Agreement, the premium payable to China Petrochemical Corporation and its associates in relation to the provision of petrochemical industry insurance services are priced according to the Safety Production Insurance Fund Document, a document jointly issued in 1997 by the Ministry of Finance of the PRC and the former China Petrochemical Corporation. Under the Safety Production Insurance Fund Document, the insurance premium represents 0.4% of the average book value of the insured fixed assets and inventories after deduction of certain items which are not covered by the captive insurance.

The Company will pay the insurance premium by cash.

Annual Caps: For the three years ending 31 December 2017, 2018 and 2019, the Company proposed that the annual insurance premiums payable to China Petrochemical Corporation and its associates in relation to the provision of petrochemical industry insurance services shall not, in aggregate, exceed the Annual Caps of RMB140 million, RMB160 million and RMB180 million, respectively. In 2013, the then Independent Shareholders of the Company approved the Annual Caps of RMB180 million, RMB190 million and RMB200 million in relation to the provision of petrochemical industry insurance services for the two years ended 31 December 2014, 2015 and the year ending 31 December 2016, respectively. The Annual Caps for 2014 and 2015 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2016 will not be exceeded.

The Annual Caps for the three years ending 31 December 2017, 2018 and 2019 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of petrochemical industry insurance services by China Petrochemical Corporation; and

(b)	the Company’s estimate of the growth in the value of its facilities in view of the Company’s existing and future development.

The implementation of the following project is expected to expand the asset size of the Company and therefore increase the premium of insurance: the Company plans to construct new 790,000 T/Y 3# Ethylene plant and 100,000 T/Y EVA plant, Refined oil products upgrading and mix improvement project, Feedstock flexibility improvement project on ethylene plant, Ethylene products utilization project as well as other environmentally-friendly, energy-saving technological upgrade projects.

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2.3.7	Financial services

Background: Sinopec Finance is a non-bank finance company approved and regulated by the PBOC and the CBRC, and is an associate of China Petrochemical Corporation. The Company has been obtaining from Sinopec Finance certain financial services including:

•	deposit services;

•	loan services;

•	financing lease services;

•	bill acceptance or discounting services;

•	guarantee services; and

•	any other services provided by Sinopec Finance as approved by the CBRC.

The table below sets forth the historical figures of the aggregate fees the Company paid to Sinopec Finance for each of the two years ended 31 December 2014 and 2015 and for the six months ended 30 June 2016:

	Historical figures (RMB in millions)
	For the year ended 31 December		For the six months ended 30 June
	2014	2015	2016

Aggregate fees the Company paid to Sinopec Finance	61	31	2

The Company entered into the Existing Comprehensive Services Framework Agreement, which governs, among other things, the continuing connected transaction regarding the provision of financial services, with China Petrochemical Corporation on 25 October 2013. The terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder were approved at the 2013 EGM. As at the date of this announcement, the terms of the Existing Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder continue to have full effect and remain unchanged. Given that the Existing Comprehensive Services Framework Agreement will expire on 31 December 2016, the Company entered into the Renewed Comprehensive Services Framework Agreement with China Petrochemical Corporation on 23 August 2016 so as to continue to obtain financial services from Sinopec Finance for the three years ending 31 December 2017, 2018 and 2019. The effectiveness of the Renewed Comprehensive Services Framework Agreement is conditional upon the passing of the resolution at the EGM approving the Renewed Comprehensive Services Framework Agreement and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

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The major financial services obtained by the Company from Sinopec Finance include loans, receipts and payments on behalf of the Company and discounted services. Company does not use fixed deposit services. When the Company obtains a loan from Sinopec Finance, it will usually retain part of the loan in Sinopec Finance for settlement purposes.

Since no guarantee is required for the loans provided by Sinopec Finance, and these loans will be used as financial aids under normal commercial terms, the matter is exempted from the reporting, announcement and independent shareholders’ approval requirements according to 14A.90 of the Hong Kong Listing Rules. The loans are obtained from Sinopec Finance under normal commercial terms which are not less favourable than those terms of Chinese commercial banks for loans.

Reasons for such transactions: The Company considers that having reliable and co-operative financial services are important to its business as the nature of the Company’s business means that transactions often involve payment of large sums of money. The ability to obtain timely financial services, such as loan facilities, discounting services and so forth is essential to the Company. The financial services provided by Sinopec Finance have always been for the benefit of the Company and are, in the Company’s opinion, generally on no less favourable terms as compared to the terms offered by other financial institutions.

Pricing: The fees and charges payable by the Company to Sinopec Finance under the Renewed Comprehensive Services Framework Agreement will be no less favourable than the applicable fees and charges specified by the PBOC and the CBRC for the relevant services from time to time. If neither the PBOC nor the CBRC has specified a fee or charge for a particular service, then the services will be provided by Sinopec Finance on terms no less favorable than terms available from the major commercial banks or financial institutions in China. In determining whether the terms offered by Sinopec Finance is no less favourable, the Company will compare the terms with at least two transactions of a similar type with, or two quotes obtained from, major commercial banks or financial institutions which are independent third parties. The Company will ensure that the Company’s interests are fully protected by controlling and examining the cost of financial services provided to the Company.

The Company will settle the fees and charges by cash in accordance with the payment terms set out in each of the individual financing agreements to be entered into with Sinopec Finance for the provision of such financial services.

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Annual Caps: For the three years ending 31 December 2017, 2018 and 2019, the Company proposed the annual fees payable to Sinopec Finance in relation to the provision of financial services shall not, in aggregate, exceed the Annual Caps of RMB200 million, RMB200 million and RMB200 million, respectively. In 2013, the then Independent Shareholders of the Company approved the Annual Caps of RMB300 million, RMB300 million and RMB300 million in relation to the provision of financial services for the two years ended 31 December 2014, 2015 and the year ending 31 December 2016, respectively. The Annual Caps for 2014 and 2015 were not exceeded and based on the current estimate, the Company is of the view that the Annual Cap for 2016 will not be exceeded.

The Annual Caps for the three years ending 31 December 2017, 2018 and 2019 are determined with reference to:

(a)	the previous transactions conducted and transaction amounts in respect of the provision of financial services by Sinopec Finance Company Limited;

(b)	the Company’s estimate of its business growth; and

(c)	the Company’s volume of transactions involving the use of financial services.

The Company plans to construct new 790,000 T/Y 3# Ethylene plant and 100,000 T/Y EVA plant, Refined oil products upgrading and structure improvement project, Feedstock flexibility improvement project on ethylene plant, Ethylene products utilization project as well as other environmental-friendly, energy-saving technological upgrade projects. Construction of the abovementioned projects will significantly increase demand of capital of the Company. In the meantime, completion of such projects will further increase the production scale of the Company and increase demand of working capital of the Company.

2.4	Internal control mechanism for the pricing of Continuing Connected Transaction

The Company has implemented the following internal control mechanisms in order to ensure that the pricing mechanisms and terms of continuing connected transactions are fair and reasonable and no less favourable than the terms provided by any independent third party:

(a)	where the pricing for a Continuing Connected Transaction is determined with reference to the prevailing market prices or market commission rate, the Company has set up a Price Management Committee that is responsible for the overall pricing management. The sales department of the Company is responsible for collecting and compiling price information. It compares and analyses market prices for the same types of transactions in the industry, and provides a forecast on the trend of market prices. In the second half of every month, the finance department calls a meeting with sales department and other related departments to analyse and discuss the market condition and propose a draft price adjustment plan for the next month. This plan will be further reviewed by the sales department and submitted to the Pricing Management Committee of the Company for review and approval. The finance department will be responsible for issuing and implementing the approved plan.

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(b)	The Company’s internal control department regularly conducts internal assessments on the completeness and effectiveness of the internal control measures of the Company in relation to connected transactions throughout the year. The legal and contract management department of the Company reviews and examines of the contracts in relation to connected transactions, and the contract execution department monitors the transaction amounts of the connected transactions in a timely manner.

(c)	The Company implements connected transactions in accordance with its internal control measures. The files and ledgers for connected transactions are set up by designated accounting personnel. The files and ledgers are checked and verified by the relevant personnel responsible for monitoring connected transactions at least once every quarter. Such personnel review and analyse on the connected transactions statements to ensure the transactions are conducted in accordance with the pricing policy at least once every quarter, and prepare reports on the findings regularly. The transaction amount for connected transactions are compared with and analysed against the prevailing market prices for the same period in order to identify and rectify any existing problems as well as suggestions for improvement.

(d)	The Board, Supervisory Committee and Audit Committee of the Company review the annual financial report, annual report and interim financial report which contain the information on the implementation of the continuing connected transactions on an annual basis. The independent non-executive Directors provide their opinions on the connected translations during the periods of the reports, mainly including whether the continuing connected transactions are fair and reasonable, and whether the actual transaction amounts incurred by the continuing connected transaction are within the annual caps.

(e)	The external auditor of the Company conducts an annual audit each year, and issues its opinions as to the implementation of the continuing connected transactions by the Company and whether the amounts incurred by the connected transaction are within the annual caps during the year pursuant to the requirements of Hong Kong Listing Rules.

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By implementing the above internal control measures and procedures, the Directors consider that the Company has established sufficient internal control measures to ensure the pricing basis of the connected transactions agreements will be on market terms and on normal commercial terms or better and will be fair and reasonable to the Company and the Shareholders as a whole.

3.	IMPLICATION UNDER THE HONG KONG LISTING RULES AND THE SHANGHAI LISTING RULES

The Continuing Connected Transactions are subject to the applicable requirements under Chapter 14A of the Hong Kong Listing Rules.

In respect of the continuing connected transactions under both the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Renewed Comprehensive Services Framework Agreement, the relevant applicable percentage ratios (other than the profits ratio) set out in the Hong Kong Listing Rules are expected to exceed 5% on an annual basis. Therefore, the continuing connected transactions under the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Renewed Comprehensive Services Framework Agreement constitute non-exempt continuing connected transactions of the Company under the Hong Kong Listing Rules, and such transactions together with the proposed Annual Caps will be subject to the approval by the Independent Shareholders at the EGM.

Pursuant to the Shanghai Listing Rules, the Renewed Mutual Product Supply and Sales Services Framework Agreements and the continuing connected transactions contemplated thereunder as well as the Renewed Comprehensive Services Framework Agreement and the continuing connected transactions contemplated thereunder must be approved by the Independent Shareholders at the EGM.

4.	BOARD APPROVAL & APPROVAL OF INDEPENDENT SHAREHOLDERS

At the 13th meeting of the eighth session of the Board on 23 August 2016, the Board approved each of the Continuing Connected Transactions and the terms and execution of the Renewed Framework Agreements. The Company entered into the Renewed Framework Agreements on 23 August 2016. The effectiveness of the Renewed Framework Agreements are conditional upon the passing of the relevant resolutions at the EGM approving the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder, including the Annual Caps.

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The Board (excluding the members of the Independent Board Committee) takes the view that the terms of the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder as well as the proposed Annual Caps applicable thereto are fair and reasonable, on normal commercial terms and are entered into in the usual and ordinary course of business and that the Continuing Connected Transactions are in the interests of the Company and its Shareholders as a whole.

A letter containing the advice of the independent financial adviser by Independent Board Committee will be despatched to the H Shareholders of the Company on or around 2 September 2016. The Company will seek Independent Shareholders’ approval of the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder as well as the proposed Annual Caps applicable thereto for each of the three years ending 31 December 2017, 2018 and 2019. In addition, the Company shall comply with other relevant requirements under the Shanghai Listing Rules and Chapter 14A of the Hong Kong Listing Rules in relation to the Continuing Connected Transactions.

5.	DESPATCH OF H SHAREHOLDERS’ CIRCULAR

The Company has appointed an independent financial adviser to the Independent Board Committee. A circular containing, amongst other things, details of the Continuing Connected Transactions under the Renewed Framework Agreements, and letters from the Independent Board Committee and from the independent financial adviser will be despatched to the H Shareholders on or around 2 September 2016.

The Company will convene the EGM to approve the Renewed Framework Agreements and the Continuing Connected Transactions contemplated thereunder as well as the proposed Annual Caps for the three years ending 31 December 2017, 2018 and 2019 on the Continuing Connected Transactions, on Tuesday, 18 October 2016, the notice of the EGM will be posted on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company. A notice of the EGM for the H Shareholders will be despatched together with the proxy form, notice of attendance and circular.

6.	GENERAL INFORMATION

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products.

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7.	APPROVAL PROCEDURES

The Continuing Connected Transactions were approved by the Directors at the 13th meeting of the eighth session of the Board. None of the Directors have a material interest in the Continuing Connected Transactions under the Hong Kong Listing Rules. Pursuant to the Shanghai Listing Rules, Mr. Wang Zhiqing, Mr. Wu Haijun, Mr. Ye Guohua, Mr. Lei Dianwu and Mr. Mo Zhenglin who were deemed interested in these transactions as they work in companies which are connected persons of the Company, abstained from voting at the Board meeting.

Pursuant to the Shanghai Listing Rules, prior to the approval by the Board, information relating to the Renewed Framework Agreements and the Continuing Connected Transactions was submitted to the independent non-executive Directors for review and approval. The independent non-executive Directors of the Company considered that the terms of the Renewed Framework Agreements and the Continuing Connected Transactions are on normal commercial terms or better, fair and reasonable as far as the Company and its Shareholders as a whole are concerned, and do no harm to the interests of the Company or minority shareholders.

Pursuant to the Hong Kong Listing Rules, as the relevant percentage ratios of the continuing connected transactions under the Renewed Framework Agreements are more than 5%, the Independent Board Committee needs to opine on the continuing connected transactions under the Renewed Framework Agreement. Prior to the approval of such continuing connected transactions by the Independent Board Committee, information relating to the Renewed Framework Agreements and the continuing connected transactions thereunder was submitted to the Independent Board Committee for review and approval. Independent Board Committee’s opinion will be included in the circular to H shareholders.

The Renewed Framework Agreements and the Continuing Connected Transactions thereunder as well as the annual caps for the three years ending 31 December 2017, 2018 and 2019 will be subject to approval at the EGM of the Company. Shareholders who are interested in the Continuing Connected Transactions (being Sinopec Corp. and its associates) will abstain from voting at the EGM of the Company.

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8.	DEFINITIONS

In this announcement, unless the context otherwise requires the following expressions have the following meanings:

“2013 Announcement”	an announcement published on the website of Hong Kong Stock Exchange and the website of Shanghai Stock Exchange on 25 October 2013 in respect of the continuing connected transactions pursuant to the Existing Framework Agreements

“2013 Circular”	a circular published on the website of Hong Kong Stock Exchange on 1 November 2013 in respect of the continuing connected transactions pursuant to the Existing Framework Agreements

“2013 EGM”	the extraordinary meeting of shareholders of the Company held on 11 December 2013 to consider and approve the continuing connected transactions pursuant to the Existing Framework Agreements

“Annual Cap(s)”	the maximum aggregate annual values

“associate”	has the meaning given to it by the Hong Kong Listing Rules

“Board”	the board of Directors of the Company

“CBRC”	China Banking Regulatory Commission

“China Petrochemical Corporation”	China Petrochemical Corporation, a wholly State-owned enterprise incorporated in the PRC

“Chenshan Oil Depot Area Assets Lease Agreement”	the Chenshan Oil Depot Area Assets Lease Agreement entered into between the Company and East China Branch of Sinopec Sales Company Limited on 31 January 2013 which was terminated on 5 December 2013. Please refer to the connected transaction announcement issued by the Company on 5 December 2013 for more details

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“Company”	Sinopec Shanghai Petrochemical Company Limited, a company incorporated in the PRC and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00338) as well as in Shanghai (stock code: 600688) and New York (stock code: SHI)

“Continuing Connected Transactions”	the on-going connected transactions between the Company and China Petrochemical Corporation, Sinopec Corp. and their associates in respect of (i) purchase of raw materials; (ii) sale of petroleum products and petrochemical products; (iii) property lease; (iv) agency sale of petrochemical products; (v) provision of construction, installation and engineering design services; (vi) petrochemical industry insurance services; and (vii) provision of financial services; the terms of which are set out in the Renewed Framework Agreements

“Director(s)”	the Director(s) of the Company, including independent non-executive Directors

“EGM”	the first extraordinary general meeting for 2016 to be held by the Company at the North Building of Jinshan Hotel, No. 1, Jinyi East Road, Jinshan District, Shanghai, the PRC on Tuesday, 18 October 2016 at 2:00 p.m., for the purpose of, among other things, approving the Continuing Connected Transactions and the Annual Caps applicable thereto

“Existing Comprehensive Services Framework Agreement”	the comprehensive services framework agreement entered into between the Company and China Petrochemical Company on 25 October 2013 in relation to the provision by China Petrochemical Corporation and its associates of construction, installation and engineering design services, petrochemical industry insurance services and financial services to the Company

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“Existing Framework Agreements”	the Existing Mutual Product Supply and Sale Services Framework Agreement and the Existing Comprehensive Services Framework Agreement

“Existing Mutual Product Supply and Sale Services Framework Agreement”	the mutual product supply and sale services framework agreement entered into between the Company, China Petrochemical Corporation and Sinopec Corp. on 25 October 2013 in relation to the purchase of raw materials, the sale of petroleum products and petrochemical products, the property leasing and the provision of agency sale services of petrochemical products

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H Shareholder(s)”	the Shareholders of the Company who/which hold H shares of the Company

“Independent Board Committee”	the committee of independent Directors, consisting of independent non-executive Directors Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng, which has been formed to advise the Independent Shareholders in respect of the terms of the continuing connected transactions under the Renewed Framework Agreements and the proposed Annual Caps for the three years ending 31 December 2019 on each of the Continuing Connected Transactions

“Independent Shareholders”	shareholders other than Sinopec Corp. and its associates

“PBOC”	People’s Bank of China

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“PRC” or “China”	the People’s Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan

“Renewed Comprehensive Services Framework Agreement”	the comprehensive services framework agreement dated 23 August 2016 entered into between the Company and China Petrochemical Corporation in relation to the provision by China Petrochemical Corporation and its associates of construction, installation and engineering design services, petrochemical industry insurance services and financial services to the Company

“Renewed Framework Agreements”	the Renewed Mutual Product Supply and Sale Services Framework Agreement and the Renewed Comprehensive Services Framework Agreement

“Renewed Mutual Product and Sale Services Framework Agreement”	the mutual product supply and sale services framework agreement dated 23 August 2016 entered into between the Company, China Petrochemical Corporation and Sinopec Corp. in relation to the purchase of raw materials, the sale of petroleum products and petrochemical products, the property leasing and the provision of sales agency services of petrochemical products

“RMB”	Renminbi, the lawful currency of the PRC

“Shanghai Listing Rules”	the listing rules of the Shanghai Stock Exchange

“Shareholder(s)”	the shareholder(s) of the Company

“Sinopec Corp.”	China Petroleum & Chemical Corporation, a joint stock limited company incorporated in the PRC with limited liability and listed on the Main Board of the Hong Kong Stock Exchange (stock code: 00386) as well as in Shanghai (stock code: 600028), London (stock code: SNP) and New York (stock code: SNP)

“Sinopec Finance”	Sinopec Finance Company Limited, a company incorporated in the PRC and is a subsidiary of China Petrochemical Corporation

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By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Zhang Jianbo
Joint Company Secretary

Shanghai, the PRC, 23 August 2016

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin, and the Independent Non-executive Directors of the Company are Cai Tingji, Zhang Yimin, Liu Yunhong and Du Weifeng

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